Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

MESA LABORATORIES, INC.,

SKY BEARER CORP.,

AGENA BIOSCIENCE, INC.

AND

TELEGRAPH HILL PARTNERS MANAGEMENT COMPANY LLC,

AS THE SECURITYHOLDERS’ REPRESENTATIVE

September 13, 2021

Article I	THE MERGER	1
1.1	The Merger	1
1.2	Closing; Effective Time	2
1.3	Effect of the Merger	2
1.4	Closing Deliveries	2
1.5	Certificate of Incorporation and Bylaws	4
1.6	Directors and Officers	5
1.7	Taking of Necessary Action; Further Action	5

Article II	EXCHANGE OF COMPANY SECURITIES	5
2.1	Effect of the Merger on Company Securities	5
2.2	Surrender of Certificates in Exchange for Payments and Payment of Company Options and Company Warrants	7
2.3	Withholding Rights	9
2.4	Initial Working Capital Adjustments	9
2.5	Determination of Actual Working Capital and Actual Cash	10
2.6	Post-Closing Working Capital Adjustment	11
2.7	Spreadsheet	11
2.8	Dissenters’ Rights	12

Article III	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	12
3.1	Organization, Standing and Power	12
3.2	Subsidiaries	13
3.3	Capital Structure	13
3.4	Authority; Noncontravention	14
3.5	Financial Statements	14
3.6	Undisclosed Liabilities	15
3.7	[Intentionally Omitted]	15
3.8	Absence of Certain Changes	15
3.9	Litigation	15
3.10	Compliance with Laws; Governmental Permits	15
3.11	Title to Property and Assets	16
3.12	Real Estate	16
3.13	Intellectual Property	16

i

3.14	Environmental Matters	18
3.15	Taxes	18
3.16	Employee Benefit Plans and Employee Matters	20
3.17	Insurance	23
3.18	Material Contracts	23
3.19	Brokers	23
3.20	Anti-Corruption Compliance	24
3.21	Export Control Laws	24
3.22	Information Security	24

Article IV	REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB	26
4.1	Organization and Standing	26
4.2	Authority; Noncontravention	26
4.3	No Prior Merger Sub Operations	27
4.4	Litigation	27
4.5	Sufficient Funds	27
4.6	Transaction Fees	27
4.7	No Additional Representations; No Reliance	28

Article V	CONDUCT PRIOR TO THE EFFECTIVE TIME	29
5.1	Conduct of Business of the Company	29
5.2	Restrictions on Conduct of Business of the Company	29
5.3	Written Consent; Solicitation Statement	31

Article VI	ADDITIONAL AGREEMENTS	32
6.1	Confidentiality; Public Disclosure	32
6.2	Regulatory Approvals	33
6.3	Commercially Reasonable Efforts	35
6.4	Access to Information	35
6.5	Expenses	36
6.6	Continuing Employee Benefits	36
6.7	Section 280G of the Code	38
6.8	Tax Matters	37
6.9	Indemnification; Directors’ and Officers’ Insurance	40

6.10	Exclusivity	41
6.11	Supplements to Company Disclosure Schedule	41

Article VII	CONDITIONS TO THE MERGER	41
7.1	Conditions to Obligations of Each Party to Effect the Merger	41
7.2	Additional Conditions to Obligations of the Company	42
7.3	Additional Conditions to the Obligations of Acquiror	43

Article VIII	TERMINATION	43
8.1	Termination	43
8.2	Effect of Termination	44

Article IX	INDEMNIFICATION	45
9.1	Survival	45
9.2	Indemnification Obligations of the Escrow Participants	45
9.3	Indemnification Obligations of the Acquiror	45
9.4	Indemnification Limitations	46
9.5	Indemnification Claims	47
9.6	Third Party Claims	48
9.7	Tax Treatment of Indemnification Payments	49
9.8	Materiality	49
9.9	Escrow Release	49
9.10	Waiver of Subrogation	50

Article X	GENERAL PROVISIONS	50
10.1	Notices	50
10.2	Counterparts	51
10.3	Entire Agreement; Parties in Interest	51
10.4	Amendment; Waiver	51
10.5	Assignment	51
10.6	Severability	52
10.7	Governing Law; Venue; Waiver of Jury Trial; Specific Performance	52
10.8	Interpretation; Rules of Construction	53
10.9	DAMAGES LIMITATION	53
10.10	Securityholders’ Representative	54

10.11	Waiver of Conflicts	56
10.12	Attorney-Client Privilege	56

Exhibit	-	Description
Exhibit A	-	Definitions
Exhibit B	-	Form of Escrow Agreement
Exhibit C		Form of Paying Agent Agreement
Exhibit D	-	Form of Certificate of Merger
Exhibit E	-	Form of Letter of Transmittal, Joinder and Release
Exhibit F	-	Form of Written Consent

Schedule		Description
Schedule 1.1 Schedule 5.3(a)	- -	Illustration of Company Net Working Capital Required Stockholders

Company Disclosure Schedule

Agreement And Plan Of Merger

This Agreement and Plan of Merger is made and entered into as of September 13, 2021 (the “Agreement Date”), by and among Mesa Laboratories, Inc., a Colorado corporation (“Acquiror”), Sky Bearer Corp., a Delaware corporation and wholly owned subsidiary of Acquiror (“Merger Sub”), Agena Bioscience, Inc., a Delaware corporation (the “Company”), and, solely with respect to Sections 2.5, 2.6, 6.8, Article IX and Article X hereof, the Securityholders’ Representative (as defined in this Agreement). Certain capitalized terms used herein have the respective meanings set forth in Exhibit A.

Recitals

A.    The Board of Directors of the Company (the “Company Board”) has determined that it would be advisable and in the best interests of the Company Stockholders that Merger Sub merge with and into the Company (the “Merger”), with the Company to survive the Merger and to become a wholly owned subsidiary of Acquiror, on the terms and subject to the conditions set forth in this Agreement, and, in furtherance thereof, has (i) adopted and approved the Merger, this Agreement and the other transactions contemplated by this Agreement, (ii) declared the Merger to be advisable, and (iii) resolved to recommend adoption of this Agreement by the Company Stockholders in accordance with Section 251 and Section 228 of Delaware Law.

B.    Following the execution of this Agreement, the Company shall seek to obtain, in accordance with Section 228 of Delaware Law, a written consent of its stockholders approving and adopting this Agreement and the Merger.

C.    The board of directors of each of Acquiror and Merger Sub has approved the Merger, this Agreement and the other transactions contemplated by this Agreement.

D.    Pursuant to the Merger, among other things, the issued and outstanding shares of capital stock of the Company shall be converted into the right to receive cash in the manner set forth in this Agreement.

E.    The Company, Merger Sub and Acquiror desire to make certain representations, warranties, covenants and other agreements, as more fully set forth in this Agreement, in connection with the Merger and the other transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and other agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

THE MERGER

1.1     The Merger. At the Effective Time, on the terms and subject to the conditions set forth in this Agreement, Merger Sub shall merge with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation and become a wholly owned subsidiary of Acquiror. The Company, as the surviving corporation after the Merger, is sometimes referred to as the “Surviving Corporation.”

1.2     Closing; Effective Time. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place remotely via electronic exchange of closing deliveries on a date to be designated by the mutual agreement of the Company and Acquiror (the “Closing Date”), which shall be no later than the second Business Day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions). Subject to the provisions of this Agreement, as soon as practicable following the Closing and on the Closing Date, the Company shall file with the Secretary of State of the State of Delaware a certificate of merger satisfying the requirements of Delaware Law (the “Certificate of Merger”). The Merger shall become effective upon the date and time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware, or at such later time as may be mutually agreed in writing by the Company and Acquiror and specified in the Certificate of Merger (the “Effective Time”).

1.3     Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.4      Closing Deliveries.

(a)    Acquiror Deliveries. Acquiror shall deliver to the Company, at or prior to the Closing, each of the following:

(i)        a certificate, dated as of the Closing Date, executed on behalf of Acquiror by a duly authorized officer of Acquiror, to the effect that each of the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied;

(ii)       an Escrow Agreement, in substantially the form attached hereto as Exhibit B (the “Escrow Agreement”), and executed by Acquiror and the Escrow Agent;

(iii)      a Paying Agent Agreement, in substantially the form attached as Exhibit C (the “Paying Agent Agreement”), and executed by Acquiror and the Paying Agent;

(iv)      the Certificate of Merger, in substantially the form attached hereto as Exhibit D, dated as of the Closing Date and executed by Acquiror and Merger Sub;

(v)       payment to the Paying Agent by wire transfer of immediately available funds an amount equal to the aggregate Merger Consideration payable pursuant to the terms of this Agreement in exchange for all shares of Company Capital Stock and cancellation of the Company Non-Employee Options and the Company Warrants that are outstanding immediately prior to the Effective Time, less (A) the aggregate Escrow Participant Pro Rata Share of the Adjustment Escrow Amount and the Indemnity Escrow Amount in respect of the Company Capital Stock and the Company Warrants, and (B) the aggregate Escrow Participant Pro Rata Share of the Reserve Amount in respect of the Company Capital Stock and the Company Warrants;

(vi)     payment to the Company or its current payroll provider by wire transfer of immediately available funds an amount equal to the aggregate Closing Merger Consideration payable in exchange for cancellation of the Company Employee Options that are outstanding immediately prior to the Effective Time;

(vii)    payment to the Escrow Agent of the Adjustment Escrow Amount and the Indemnity Escrow Amount by wire transfer of immediately available funds, to be deposited by the Escrow Agent into the Adjustment Escrow Account and the Indemnity Escrow Account, respectively, and held and distributed by the Escrow Agent in accordance with the terms of this Agreement and the Escrow Agreement;

(viii)    payment of the Reserve Amount to the Securityholders’ Representative by wire transfer of immediately available funds;

(ix)      payments of any amounts of money due and owing from the Company to third parties or the Company’s payroll provider, as applicable, as Transaction Expenses set forth on the Closing Expenses Certificate; and

(x)       payment to holders of outstanding Indebtedness, if any, by wire transfer of immediately available funds that amount of money due and owing from the Company to such holder of outstanding Indebtedness as of the Closing Date as set forth on the Company Indebtedness Certificate.

(b)    Company Deliveries. The Company shall deliver to Acquiror, at or prior to the Closing, each of the following:

(i)        a certificate, dated as of the Closing Date and executed on behalf of the Company by a duly authorized officer of the Company, to the effect that the conditions set forth in Section 7.3(a), Section 7.3(b) and Section 7.3(d) have been satisfied;

(ii)       a certificate, dated as of the Closing Date and executed on behalf of the Company by its Secretary, certifying (A) resolutions of the Company Board approving and authorizing the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby and (B) resolutions of the Company Stockholders approving the Merger and adopting this Agreement;

(iii)      the Escrow Agreement, executed by the Securityholders’ Representative;

(iv)      the Certificate of Merger, in substantially the form attached hereto as Exhibit D, dated as of the Closing Date and executed by the Company;

(v)      a statement of resignation executed by each of the directors and officers of the Company, and if instructed by Buyer of any Subsidiaries, in office immediately prior to the Closing as directors, officers, or holders of power of attorney as applicable, of the Company, effective no later than immediately prior to the Effective Time;

(vi)      a certificate dated within five (5) days prior to the Closing Date from the Secretary of State of the State of Delaware certifying that the Company is in good standing under the laws of the State of Delaware;

(vii)     the Spreadsheet within three (3) Business Days prior to the Closing Date completed to include all of the information specified in Section 2.7;

(viii)   the Estimated Balance Sheet and the calculation of the Estimated Working Capital and Estimated Company Cash within three (3) Business Days prior to the Closing Date;

(ix)      the Closing Expenses Certificate within three (3) Business Days prior to the Closing Date;

(x)       the Company Indebtedness Certificate within three (3) Business Days prior to the Closing Date;

(xi)     a certificate issued pursuant to and conforming with the requirements of (including the making of any required filings with the IRS) Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3) and in form and substance reasonably satisfactory to Acquirer, certifying that the shares of capital stock in the Company do not constitute “United States real property interests” under Section 897(c) of the Code; and

(xii)    evidence, reasonably satisfactory to Acquiror, that the Company or its Affiliates, as applicable, have taken all actions necessary to terminate any Company Employee Plan that is sponsored by the Company or its Subsidiaries and that is intended to be a tax qualified cash or deferred arrangement under Sections 401(a) and 401(k) of the Code (“Terminating Company Employee Plan”), including: (i) adoption of a resolution terminating each such plan contingent upon Closing with a termination date that is not later than the day prior to the Closing Date, (ii) fully vesting the accounts of affected participants, (iii) making all applicable required contributions to the Terminating Company Employee Plans, including any applicable matching contributions, in connection with such termination, and (iv) notification of applicable third party vendors.

1.5      Certificate of Incorporation and Bylaws.

(a)    At the Effective Time, the certificate of incorporation of the Surviving Corporation, shall be amended and restated as of the Effective Time to conform to the certificate of incorporation of the Merger Sub as in effect immediately prior to the Effective Time, except that (i) references to the name of Merger Sub therein shall be deemed to be references to the name of the Surviving Corporation and (ii) the indemnification provisions contained therein shall be in compliance with the covenants set forth in Section 6.9(a).

(b)    At the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated immediately as of the Effective Time to conform to the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, except that references to the name of Merger Sub therein shall be deemed to be references to the name of the Surviving Corporation.

1.6      Directors and Officers.

(a)    At the Effective Time, the directors of Merger Sub immediately prior to the Closing Time shall be the members of the Board of Directors of the Surviving Corporation immediately after the Effective Time until their respective successors are duly elected, designated and qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation of the Surviving Corporation.

(b)    At the Effective Time, the officers of Merger Sub immediately prior to the Closing Time shall be the officers of the Surviving Corporation immediately after the Effective Time until their respective successors are duly appointed or until their earlier death, resignation or removal in accordance with the certificate of incorporation of the Surviving Corporation.

1.7     Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of the Surviving Corporation are fully authorized in the name and on behalf of the Company or otherwise, to take all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.

ARTICLE II

EXCHANGE OF COMPANY SECURITIES

2.1      Effect of the Merger on Company Securities.

(a)    Treatment of Company Capital Stock Owned by the Company, Acquiror, Merger Sub or any other Subsidiary of Acquiror. At the Effective Time, by virtue of the Merger and without any further action on the part of Acquiror, Merger Sub or the Company, all shares of Company Capital Stock that are owned by the Company as treasury stock or reserved for issuance by the Company immediately prior to the Effective Time and all shares of Company Capital Stock that are owned by Acquiror or Merger Sub shall be cancelled and extinguished without any conversion thereof and no amount of Merger Consideration shall be allocated or paid thereto.

(b)    Treatment of Company Capital Stock, Company Warrants and Company Options. Subject to Section 2.1(a) above and the other terms and conditions set forth in this Agreement, by virtue of the Merger and without any action on the part of Acquiror, Merger Sub, the Company, or any holder of the Company Capital Stock, the Company Warrants and/or the Company Options:

(i)    Company Capital Stock. At the Effective Time, each share of Company Capital Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) shall be automatically converted into the right to receive on a per share basis an amount of cash (without interest) equal to the sum of (A) the Per Share Closing Amount plus (B) the Per Share Adjustment Escrow Amount and the Per Share Indemnity Escrow Amount, if any, plus (C) the Per Share Reserve Amount, if any, plus (D) the Per Share Surplus Amount, if any. The amount of cash each Company Stockholder is entitled to receive for the shares of Company Capital Stock held by such Company Stockholder shall be rounded to the nearest cent and computed after aggregating cash amounts for all shares of Company Capital Stock held by such Company Stockholder.

(ii)    Company Options. Prior to the Closing, the Company Board shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide that each Company Option shall be cancelled and retired and cease to exist effective as of the Effective Time, and, in exchange therefor, each former holder of any such cancelled Company Option that has vested as of immediately prior to the Effective Time (including Company Options receiving accelerated vesting as of the Effective Time) and for which the Per Share Closing Amount exceeds the per share exercise price of such Company Option (such Company Option, an “In-the-Money Company Option”) shall be entitled to receive, in consideration of the cancellation of such Company Option and in settlement therefor, an amount in cash (without interest and subject to any applicable withholding or other Taxes required by applicable Legal Requirements to be withheld or otherwise paid by the Company) equal to the product of (A) the total number of shares of vested Company Common Stock subject to such Company Option (the “Option Shares”), multiplied by (B) the excess of the Per Share Closing Amount over the exercise price per share of Company Common Stock previously subject to such Company Option. The aggregate amount of cash payable with respect to all such Company Options under this Section 2.1(b)(ii) is referred to as the “Company Option-Based Merger Consideration.” All Company Options that are not In-the-Money Company Options that are unexercised as of the Effective Time shall be cancelled and no consideration shall be delivered in exchange therefor. For the avoidance of doubt, any Company Option, to the extent unvested and/or that is not an In-the-Money Company Option, in each case, as of the Effective Time (and not receiving accelerated vesting as of the Effective Time) shall be cancelled and no consideration shall be delivered in exchange therefor. The Company Option-Based Merger Consideration shall be paid on the Company’s next reasonably practicable payroll date following the Closing Date to the applicable holders of Company Employee Options.

(iii)    Company Warrants. Prior to the Closing, the Company Board shall have adopted appropriate resolutions and taken any and all other actions necessary and appropriate to provide that each unexpired and unexercised Company Warrant shall be cancelled and cease to exist effective as of the Effective Time, and, in exchange therefor, each former holder of any such cancelled Company Warrant that has vested as of immediately prior to the Effective Time shall be entitled to receive from Acquiror, in consideration of the cancellation of such Company Warrant and in settlement therefor, subject to and in accordance with Section 2.2, an amount in cash (without interest and subject to any applicable withholding or other Taxes required by applicable Legal Requirements to be withheld or otherwise paid by the Company) equal to the product of (A) the total number of shares of Company Capital Stock previously subject to such Company Warrant, and (B) the excess, if any, of (1) the Per Share Closing Amount plus (2) the Per Share Escrow Amount, if any, plus (3) the Per Share Reserve Amount, if any, plus (4) the Per Share Surplus Amount, if any, all with respect to the Company Warrants, over the exercise price per share of Company Capital Stock previously subject to such Company Warrant. The aggregate amount of cash payable with respect to all such Company Warrants under this Section 2.1(b)(iii) is referred to as the “Company Warrant Consideration.”

(c)    Treatment of Capital Stock of Merger Sub. Each share of capital stock of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without further action on the part of Acquiror, Merger Sub, the Company or the sole stockholder of Merger Sub, be converted into and become shares of common stock of the Surviving Corporation (and the shares of the Surviving Corporation into which the shares of Merger Sub capital stock are so converted shall be the only shares of the Surviving Corporation’s capital stock that are issued and outstanding immediately after the Effective Time). Each certificate evidencing ownership of shares of Merger Sub common stock shall evidence ownership of such shares of common stock of the Surviving Corporation.

(d)    Rights Not Transferable. The rights of the Company Securityholders as of immediately prior to the Effective Time are personal to each such Company Securityholder and shall not be transferable for any reason other than by operation of law, will or the laws of descent and distribution or with the prior written consent of Acquiror. Any attempted transfer of such right by any holder thereof (other than as permitted by the immediately preceding sentence) shall be null and void.

2.2      Surrender of Certificates in Exchange for Payments and Payment of Company Options and Company Warrants.

(a)    Exchange Procedures for Share Certificates; Company Warrants.

(i)    Prior to the Closing, the Company, or the Paying Agent, at the request of the Company, shall mail or cause to be mailed to every holder of Company Non-Employee Options entitled to receive Company Option-Based Merger Consideration, an option surrender form in form and substance reasonably satisfactory to the parties hereto (“Non-Employee Option Surrender Form”) and to every Company Stockholder that is a holder of Company Capital Stock and each holder of Company Warrants together with a properly completed and duly executed letter of transmittal, joinder and release in the form attached hereto as Exhibit E (the “Letter of Transmittal”) (A) a form of Letter of Transmittal, and (B) instructions for use of the Letter of Transmittal in effecting the surrender of certificates or instruments which immediately prior to the Effective Time represent issued and outstanding Company Capital Stock (the “Certificates”) and Company Warrants that will be converted into the right to receive consideration pursuant to Section 2.1(b), as applicable. The Letter of Transmittal shall specify that delivery of Certificates shall be effected, and risk of loss and title to Certificates shall pass, only upon receipt thereof by Acquiror, together with a properly completed and duly executed Letter of Transmittal, duly executed on behalf of each Person effecting the surrender of such Certificates and Company Warrants, and shall be in such form and have such other provisions as Company or Acquiror may reasonably specify. No less than two (2) Business Days prior to the date Acquiror directs Paying Agent to deliver to the Company Securityholders access to the Letter of Transmittal and other related documents, the Company shall deliver to Paying Agent a Microsoft Excel spreadsheet containing a list of Company Securityholders with the information described in Section 3(a) of the Paying Agent Agreement.

(ii)    Upon delivery to the Paying Agent of properly completed and duly executed Non-Employee Option Surrender Form, Letter of Transmittal, Certificate(s), as applicable, and any other documentation required thereby, the Paying Agent shall, either (x) at the Effective Time as to executed Letter of Transmittals and Non-Employee Option Surrender Forms delivered at least two (2) Business Days prior to the Closing Date or (y) as soon as reasonably practicable (and in no event more than two (2) Business Days) after the date of delivery as to executed Letters of Transmittal or Non-Employee Option Surrender Form, as the case may be, delivered after the second Business Day prior to the Closing Date, deliver to the holder of record of such Certificate, Company Warrant or Non-Employee Option, as applicable, at the Company Stockholder’s election, either a check or wire transfer, to an account designated by such Company Stockholder pursuant to the Letter of Transmittal or Non-Employee Option Surrender Form, as the case may be, representing the cash amount that such Company Stockholder has the right to receive pursuant to Section 2.1(b), and each Certificate shall be cancelled.

(b)    No Interest; U.S. Funds. No interest shall accumulate on any cash payable in connection with the Merger (other than as may be provided pursuant to the Escrow Agreement). All amounts paid by Acquiror hereunder shall be made in U.S. Dollars.

(c)    Transfers of Ownership. All cash paid or payable following the surrender for exchange of all shares of Company Capital Stock and all cash paid or payable in respect of the Company Options and the Company Warrants in accordance with the terms hereof shall be so paid or payable in full satisfaction of all rights pertaining to all shares of Company Capital Stock, the Company Options and the Company Warrants including any rights to declared but unpaid dividends, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Capital Stock, Company Options or Company Warrants which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, a Certificate, Company Option or Company Warrant is presented to the Surviving Corporation for any reason, such Certificate, Company Option or Company Warrant shall be cancelled and exchanged as provided in this Article II.

(d)    No Liability. Notwithstanding anything to the contrary in this Section 2.2, none of Acquiror, Merger Sub, the Surviving Corporation or any party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(e)    Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, Acquiror shall issue in exchange for such Certificate, following the making of an affidavit of that fact by the record holder thereof, such cash as may be required pursuant to Section 2.1 in respect of such Certificate; provided, however, that Acquiror or the Paying Agent may require the delivery of an indemnity from the holder of any such lost, stolen, or destroyed Certificate.

2.3    Withholding Rights. Each of Securityholders’ Representative, Paying Agent, Acquiror, Merger Sub, and the Surviving Corporation shall be entitled to deduct and withhold from the cash otherwise payable under this Agreement to any Person such amounts as Securityholders’ Representative, Paying Agent, Acquiror, Merger Sub, or the Surviving Corporation is required to deduct and withhold with respect to any such payments under the Code or any other provision of federal, state, local or foreign Tax Legal Requirements. To the extent that amounts are so withheld and timely paid over to the appropriate Tax Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been delivered and paid to such Person in respect of which such deduction and withholding was made.

2.4      Initial Working Capital Adjustments.

(a)    At least three (3) Business Days prior to the Closing Date, the Company will cause to be delivered to Acquiror an estimated consolidated balance sheet of the Company and its Subsidiaries as of the close of business on the Business Day immediately preceding the Closing Date, prepared in a manner consistent with the Company Balance Sheet (the “Estimated Balance Sheet”) containing (i) an estimated statement of the Company Net Working Capital as of the close of business on the Business Day immediately preceding the Closing Date (the “Estimated Net Working Capital”) and (ii) an estimate of the Company Cash as of the close of business on the Business Day immediately preceding the Closing Date (the “Estimated Cash”).

(b)    The Merger Consideration shall be adjusted as follows:

(i)     If the Estimated Net Working Capital is less than the amount calculated by (A) the Company Net Working Capital Target minus (B) $500,000, the Merger Consideration shall be reduced by an amount equal to the amount by which the Estimated Net Working Capital is less than the Company Net Working Capital Target (subject to further adjustment as provided in Section 2.6);

(ii)    If the Estimated Net Working Capital is greater than the amount calculated by (A) the Company Net Working Capital Target plus (B) $500,000, the Merger Consideration shall be increased by an amount equal to the amount by which the Estimated Net Working Capital exceeds the Company Net Working Capital Target (subject to further adjustment as provided in Section 2.6); and

(iii)   If the Estimated Cash is greater than zero, the Merger Consideration shall be increased by an amount equal to the amount by which the Estimated Cash is greater than zero (subject to further adjustment as provided in Section 2.6). Neither Estimated Cash, Company Cash, nor Actual Cash may be more than $15 million.

2.5      Determination of Actual Working Capital and Actual Cash.

(a)    As soon as practicable, but in no event later than ninety (90) days following the Effective Time, Acquiror shall prepare and deliver to the Securityholders’ Representative (the date of such delivery, the “Delivery Date”) (i) a consolidated balance sheet of the Company and its Subsidiaries as of the close of business on the Business Day immediately preceding the Closing Date, prepared in a manner consistent with the Company Balance Sheet (the “Final Balance Sheet”), reflecting all adjustments made by Acquiror to the Estimated Balance Sheet, and including (A) Acquiror’s calculation of the Company Net Working Capital as of the close of business on the Business Day immediately preceding the Closing Date (the “Actual Working Capital”), and (B) Acquiror’s calculation of the Company Cash as of the close of business on the Business Day immediately preceding the Closing Date (the “Actual Cash”), and (ii) all work papers and copies of source documents that reasonably support and document Acquiror’s determination of the Final Balance Sheet, the Actual Working Capital and the Actual Cash (the documents contemplated by clauses (i) and (ii), the “Adjustment Documents”). The Closing Working Capital Statement shall be prepared in good faith in conformity with GAAP applied on a basis consistent with the methods used in computing the Company Net Working Capital Target. The Closing Working Capital Statement shall be accompanied by a certificate as to the preparation of the Closing Working Capital Statement executed by an officer of Acquiror.

(b)    The Securityholders’ Representative shall have thirty (30) days following the Delivery Date to review the Adjustment Documents. The Securityholders’ Representative and its advisors and representatives shall have full access to all relevant books and records (in electronic format, if available) and employees of the Company to complete its review of the Adjustment Documents. Unless the Securityholders’ Representative delivers written notice to Acquiror on or prior to the thirtieth (30th) day after the Delivery Date specifying disputed items and the basis therefor, the Securityholders’ Representative shall be deemed to have accepted and agreed to the Adjustment Documents. If the Securityholders’ Representative timely notifies Acquiror of the Securityholders’ Representative’s objection to the Adjustment Documents, Acquiror and the Securityholders’ Representative shall, within thirty (30) days following the date of such notice (the “Resolution Period”), attempt to resolve their differences and any resolution by them as to any disputed amounts shall be final, binding and conclusive.

(c)    If at the conclusion of the Resolution Period there are amounts still remaining in dispute, then all amounts remaining in dispute shall be submitted to the Independent Accounting Firm. Acquiror and the Securityholders’ Representative agree to execute, if requested by the Independent Accounting Firm, a reasonable engagement letter and to abide by procedures to be mutually agreed upon by Acquiror, the Securityholders’ Representative and the Independent Accounting Firm. The fees and expenses of the Independent Accounting Firm shall be paid by the non-prevailing party (i.e., the Escrow Participants from the Adjustment Escrow Amount or Acquiror) as determined in good faith by the Independent Accounting Firm. The Independent Accounting Firm shall act as an arbitrator to determine, based solely on presentations by Acquiror and the Securityholders’ Representative, and not by independent review, solely those items still in dispute. The Independent Accounting Firm’s determination shall be made within thirty (30) days of its engagement, shall be set forth in a written statement delivered to Acquiror and the Securityholders’ Representative and shall be final, binding and conclusive. The term “Final Adjustment Statement,” as used in this Agreement, means the definitive Final Balance Sheet, Company Net Working Capital and Company Cash, each as of the close of business on the Business Day immediately preceding the Closing Date, agreed to by the Securityholders’ Representative and Acquiror in accordance with Section 2.5(b) or the definitive Final Balance Sheet, Company Net Working Capital and Company Cash each as of the close of business on the Business Day immediately preceding the Closing Date, resulting from the determinations made by the Independent Accounting Firm in accordance with this Section 2.5(c) (in addition to those non-disputed items previously agreed to by Acquiror and the Securityholders’ Representative).

2.6      Post-Closing Working Capital Adjustment.

(a)    If the sum of the Company Net Working Capital and Company Cash on the Final Adjustment Statement is greater than the sum of the Estimated Net Working Capital plus $500,000 and the Estimated Cash, the Securityholders’ Representative and Acquiror shall deliver to the Escrow Agent, within two (2) Business Days following the determination of the Final Adjustment Statement, a written notice executed by both parties instructing the Escrow Agent to make such payment to the Paying Agent for further distribution to the Escrow Participants together with the entirety of the Adjustment Escrow Account to the Escrow Participants, in each case in accordance with such Person’s Pro Rata Share of the Adjustment Escrow Amount.

(b)    If the sum of the Company Net Working Capital and Company Cash on the Final Adjustment Statement is less than the sum of the Estimated Net Working Capital minus $500,000 and the Estimated Cash, Acquiror shall be entitled to withdraw from the Adjustment Escrow Amount the amount of such deficit. With respect to any payment to Acquiror pursuant to this Section 2.6, the Securityholders’ Representative and Acquiror shall deliver to the Escrow Agent, within two (2) Business Days following the determination of the Final Adjustment Statement, a written notice executed by both parties instructing the Escrow Agent to make such payment to Acquiror from the Adjustment Escrow Amount. If there is any remaining amount left in the Adjustment Escrow Account after such payment to Acquiror, it shall be distributed to the Paying Agent for further payment to the Escrow Participants, in each case in accordance with such Person’s Pro Rata Share of the Adjustment Escrow Amount.

(c)    The parties agree that the Adjustment Escrow Amount shall be the maximum amount recoverable in connection with the Final Adjustment Statement, except in the case of claims based on Fraud.

2.7     Spreadsheet. The Company shall prepare and deliver to Acquiror, not later than two (2) Business Days prior to the Closing Date, a spreadsheet (the “Spreadsheet”), certified by the Chief Executive Officer or Chief Financial Officer of the Company, which Spreadsheet shall be dated as of the Closing Date and shall be in the format as set forth in the Paying Agent Agreement and set forth all of the following information, as of the Closing Date and immediately prior to the Effective Time: (a) the names of all the Company Securityholders and their respective addresses (including email addresses, if available), including the amount of the Merger Consideration each of them is entitled to as of the Closing; (b) the number and kind of shares of Company Capital Stock held by, or subject to the Company Options (separated by the Company Employee Options and the Company Non-Employee Options) and the Company Warrants held by, such Persons; (c) the exercise price per share in effect for each Company Option; (d) the exercise price per share in effect for each Company Warrant; (e) each Company Securityholder’s Pro Rata Share (as a percentage interest); (f) each Escrow Participant’s Escrow Participant Pro Rata Share (as a percentage interest); (g) the calculation of the Total Stock, the Escrow Participant Total Stock, the Adjustment Escrow Amount, the Indemnity Escrow Amount, the Reserve Amount, the Merger Consideration, the Aggregate Preference Amount, and the Per Share Closing Amount, (h) the resolutions of the Company Stockholders approving the transactions contemplated by this Agreement, and (h) the Aggregate Exercise Amount.

2.8     Dissenters’ Rights. Notwithstanding anything contained in this Agreement to the contrary, any Dissenting Shares shall not be converted into the right to receive the cash amount provided for in Section 2.1(b), but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to any such Dissenting Shares pursuant to Delaware Law or other applicable Legal Requirements, as applicable. Each holder of Dissenting Shares who, pursuant to the provisions of Delaware Law or other applicable Legal Requirements, becomes entitled to payment thereunder for such shares shall receive payment therefor in accordance with Delaware Law or other applicable Legal Requirements (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions), as applicable. If, after the Effective Time, any Dissenting Shares shall lose their status as Dissenting Shares, then any such shares shall immediately be converted into the right to receive the cash payable pursuant to Section 2.1(b) in respect of such shares as if such shares never had been Dissenting Shares, and Acquiror shall issue and deliver to the holder thereof, the amount of cash to which such holder would be entitled in respect thereof under Section 2.1 as if such shares never had been Dissenting Shares. The Company shall give Acquiror prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to Delaware Law or other applicable Legal Requirements and received by the Company. The Company shall not, except with the prior written consent of Acquiror, voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand in respect of any Dissenting Shares.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to and except as set forth in the disclosure schedule of the Company delivered to Acquiror concurrently with the parties’ execution of this Agreement (the “Company Disclosure Schedule”), and except as otherwise provided in this Agreement, the Company represents and warrants to Acquiror as follows as of the date hereof and as of the Closing Date that:

3.1     Organization, Standing and Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has full corporate power to own, lease and operate its properties and to conduct its business as currently conducted. The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction required for the current conduct of its business, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect. The Company is not in violation of any of the provisions of the Company Certificate of Incorporation or its bylaws. The Company is not subject to the requirements of Section 2115 of the California Corporations Code.

3.2     Subsidiaries. Section 3.2 of the Company Disclosure Schedule lists each of the Subsidiaries of the Company as of the date hereof and its place of organization. Section 3.2 of the Company Disclosure Schedule sets forth, for each Subsidiary that is not, directly or indirectly, wholly-owned by the Company: (i) the number and type of any capital stock of, or other equity or voting interests in, such Subsidiary that is outstanding as of the date hereof; and (ii) the number and type of shares of capital stock of, or other equity or voting interests in, such Subsidiary that, as of the date hereof, are owned, directly or indirectly, by the Company. All of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of the Company that is owned directly or indirectly by the Company have been validly issued, were issued free of pre-emptive rights, are fully paid and non-assessable, and are free and clear of all liens, including any restriction on the right to vote, sell, or otherwise dispose of such capital stock or other equity or voting interests, except for any liens: (A) imposed by applicable securities laws; or (B) arising pursuant to the incorporation documents of any non-wholly-owned Subsidiary of the Company. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, the Company does not own, directly or indirectly, any capital stock of, or other equity or voting interests in, any Person.

3.3     Capital Structure.

(a)    The authorized capital stock of the Company consists of (i) 51,685,543 shares of Company Common Stock, with $0.0001 par value, of which 11,358,782 shares are issued and outstanding, (ii) 33,699,999 shares of Company Preferred Stock, $0.0001 par value, all which have been designated Series A Preferred Stock, of which 33,399,999 shares are issued and outstanding.

(b)    Section 3.3(b) of the Company Disclosure Schedule sets forth (i) the name of each Person that is the registered owner of any shares of Company Capital Stock and the number and class or series of such shares so owned by such Person, (ii) the name of each Person that is the registered owner of any Company Warrants and the number of shares of Company Capital Stock subject to such Company Warrants so owned by such Person, and (iii) a list of all holders of outstanding Company Options, including the number of shares of Company Common Stock subject to each such Company Option.

(c)    Except for (A) the conversion privileges of the Company Preferred Stock, (B) warrants to purchase up to 300,000 shares of Series A Preferred Stock, (C) currently outstanding Company Options to purchase up to 6,692,445 shares of Company Common Stock which have been granted to employees, consultants or directors pursuant to the Company Equity Plan (1) no subscription, warrant, option, convertible security, or other right (contingent or otherwise) to purchase or otherwise acquire equity securities of the Company is authorized or outstanding, and (2) there is no commitment by the Company to issue shares, subscriptions, warrants, options, convertible securities, or other such rights or to distribute to holders of any of its equity securities any evidence of Indebtedness or asset.

(d)    All issued and outstanding shares of Company Capital Stock are, and all shares which may be issued pursuant to the conversion of Company Preferred Stock or the exercise of the Company Options or the Company Warrants, when issued in accordance with the applicable security, will be, duly authorized, validly issued, fully paid and non-assessable and are free of any Encumbrances in respect thereof, other than Permitted Encumbrances. All issued and outstanding shares of Company Capital Stock, the Company Options and the Company Warrants were issued in compliance with all applicable state and federal securities Legal Requirements. The outstanding shares of Company Capital Stock have been issued in accordance with the registration or qualification provisions of the Securities Act and any relevant state securities laws or pursuant to valid exemptions therefrom.

3.4     Authority; Noncontravention.

(a)    The Company has all requisite corporate power and authority to enter into this Agreement, and subject to the Requisite Stockholder Approval, to consummate the transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby, have been duly and validly authorized by the Company Board and, upon the receipt of the Executed Written Consent from the Required Stockholders, the Company Stockholders, in accordance with all Legal Requirements. This Agreement has been duly and validly executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy, insolvency, moratorium and other similar Legal Requirements affecting the rights of creditors generally and (ii) Legal Requirements governing specific performance, injunctive relief and other equitable remedies.

(b)    The execution and delivery of this Agreement by the Company does not, and neither the consummation of the transactions contemplated hereby nor compliance by the Company with any of the provisions of this Agreement will, conflict with, or result in a breach of any provision of the Company Certificate of Incorporation, the bylaws of the Company, the Company Equity Plan, or any Company Option, each as amended through Closing.

(c)    The execution and delivery of this Agreement by the Company does not, and neither the consummation of the transactions contemplated hereby nor compliance by the Company with any of the provisions of this Agreement will require any filings or registration with, notification to, or authorization, consent or approval of any Governmental Entity, other than (x) the filing of the Certificate of Merger, as provided in Section 1.2, (y) such filings and notifications as may be required to be made in connection with the Merger under the HSR Act and the expiration or termination of applicable waiting periods under the HSR Act and (z) such other Consents which, if not obtained or made, would not result in a Material Adverse Effect or would not prevent, alter or delay any of the transactions contemplated by this Agreement.

3.5    Financial Statements. The Company has delivered to Acquiror its audited consolidated financial statements for each of the fiscal years ended December 31, 2019 and 2020, respectively; and (ii) its unaudited consolidated balance sheet, together with the unaudited consolidated statements of income for the six-month period ended on June 30, 2021 (collectively, the “Financial Statements”, with the balance sheet included in the December 31, 2020 Financial Statements, sometimes referred to in this Agreement as the “Company Balance Sheet”). Except as set forth in Section 3.5 of the Company Disclosure Schedule, the Financial Statements have been prepared in accordance with GAAP (except that the unaudited Financial Statements do not contain footnotes and are subject to normal recurring year-end audit adjustments), applied on a consistent basis throughout the periods covered. The Financial Statements present fairly, in all material respects and in accordance with GAAP, the financial condition of the Company at the dates therein indicated and the results of operations and cash flows of the Company for the periods therein specified (subject, in the case of unaudited interim period financial statements, to the absence of footnotes and normal recurring year-end audit adjustments).

3.6     Undisclosed Liabilities. As of the date hereof, except (a) as disclosed, set forth or reflected or reserved against on the Financial Statements, (b) for liabilities permitted by or incurred pursuant to this Agreement, including, without limitation, the Company’s Transaction Expenses, or (c) for liabilities incurred in the ordinary course of business since December 31, 2020 (the “Company Balance Sheet Date”), the Company is not subject to any liabilities that would be required by GAAP to be reflected on a combined balance sheet of the Company.

3.7     [Intentionally Omitted]

3.8     Absence of Certain Changes. Except as expressly contemplated by this Agreement, between June 30, 2021 and the Agreement Date, (a) the Company and its Subsidiaries have conducted their business in the ordinary course consistent with past practice, (b) there has not occurred a Material Adverse Effect or any event that would reasonably be expected to result in a Material Adverse Effect and (c) neither Seller nor any Subsidiary has taken any action that would have been prohibited or otherwise restricted under Section 5.2 hereof.

3.9    Litigation. Except as set forth in Section 3.9 of the Company Disclosure Schedule, there is no Proceeding pending before any Governmental Entity, or, to the knowledge of the Company, threatened against the Company, its Subsidiaries or any of their assets or properties or any of their directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or its Subsidiaries). There is no Order against the Company or its Subsidiaries, any of their material assets or properties or any of their directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or its Subsidiaries). There is no action by the Company or any Subsidiary pending, or which the Company or any Subsidiary has commenced preparations to initiate, against any other Person.

3.10   Compliance with Laws; Governmental Permits. The Company and each of its Subsidiaries have complied and are currently complying in all material respects with all material Legal Requirements applicable to the conduct of its business. As of the date of this Agreement, the Company and each of its Subsidiaries have obtained each material federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity that is necessary to own, lease and operate its properties and to carry on its business as owned, leased, operated or carried on (all of the foregoing material consents, licenses, permits, grants, and other authorizations, collectively, the “Company Authorizations”). All of the Company Authorizations are in full force and effect in all material respects. Neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Entity regarding (a) any material violation of any Legal Requirements or material violation of any Company Authorization that has not been cured or remedied or (b) any revocation, withdrawal, suspension, cancellation or modification of any Company Authorization. Notwithstanding anything contained in this Section 3.10, no representation or warranty shall be deemed to be made in this Section 3.10 in respect of the matters referenced in Section 3.12, Section 3.13, Section 3.14, Section 3.15 or Section 3.16.

3.11    Title to Property and Assets. The Company and each of its Subsidiaries have good and marketable title to all of their material properties and interests in material properties and assets, real and personal, reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date (except properties and assets, or interests in properties and assets, sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice), or, with respect to leased properties and assets, including, without limitation, the Leased Real Property, valid leasehold interests in such properties and assets which afford the Company and its Subsidiaries peaceful and undisturbed leasehold possession of such properties and assets, in each case, free and clear of all Encumbrances, except Permitted Encumbrances. The material property and equipment of the Company and its Subsidiaries that are used in the operations of its business are (i) in good operating condition and repair, subject to normal wear and tear and (ii) not obsolete, dangerous or in need of renewal or replacement, except for renewal or replacement in the ordinary course of business, consistent with past practice. All properties used in the operations of the Company and its Subsidiaries are reflected on the Company Balance Sheet to the extent required under GAAP to be so reflected. The assets owned, leased or licensed by the Company and its Subsidiaries collectively constitute all of the properties, rights, interests and other tangible and intangible assets used in or necessary to enable the Company and its Subsidiaries to conduct the Company and its Subsidiaries’ business in the manner in which such business is currently being conducted.

3.12   Real Estate. Section 3.12 of the Company Disclosure Schedule sets forth a list of all leases and subleases (each a “Lease”) under which the Company or any of its Subsidiaries occupies or has the right to occupy real property (the “Leased Real Property”). Section 3.12 of the Company Disclosure Schedule identifies the address or legal description of each parcel of Leased Real Property. Neither the Company nor any of its Subsidiaries own any real property. To the knowledge of the Company, each Lease is valid, in full force and effect and enforceable against the Company or its Subsidiary, as applicable. Neither the Company nor any of its Subsidiaries is in default (and, to the knowledge of the Company, there is no event or condition that after notice or lapse of time or both would constitute a default by the Company or any of its Subsidiaries) under any Lease and, to the knowledge of the Company, there is no default (or event or condition that after notice or lapse of time or both would constitute a default) by any other party thereto under any Lease.

3.13    Intellectual Property.

(a)    Section 3.13(a) of the Company Disclosure Schedule sets forth a true and complete list of all of the following Intellectual Property owned by the Company or any of its Subsidiaries: (i) registered trademarks and pending trademark applications; (ii) registered copyrights; (iii) domain names; and (iv) patents and published patent applications. Collectively, the items listed on Section 3.13(a) of the Company Disclosure Schedule, together with all other Intellectual Property owned or purported to be owned by the Company represent the “Company Intellectual Property”. To the Company’s knowledge, the Company Intellectual Property rights set forth in Section 3.12(a) of the Disclosure Schedule are valid, subsisting and enforceable.

(b)    Except as disclosed in Section 3.12(b) of the Company Disclosure Schedule, all Company Intellectual Property that have been issued by, or registered with, or the subject of a pending application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office or any similar foreign office or agency are currently in compliance in all material respects with formal legal requirements relating to filing or maintenance thereof (including without limitation, as applicable, payment of filing, examination and maintenance fees, inventor declarations, proofs of working or use, timely post-registration filing of affidavits of use and incontestability, and renewal applications). To the knowledge of the Company, none of the patents owned by the Company have been or are now involved in any interference, reissue, re-examination or opposition proceeding.

(c)    The Company and/or its Subsidiaries owns, free and clear of all Encumbrances (other than Permitted Encumbrances and other than licenses granted by the Company under the Company Intellectual Property to other Persons), all right, title and interest in and to, the Company Intellectual Property owned by or purported to be owned by the Company or any of its Subsidiaries.

(d)    The Company is in possession of the source code and object code for all software included in the material Company Intellectual Property. The Company has not used any “open source”, “copyleft” or “freeware” in a manner that requires that any of the Company’s material proprietary software be (i) disclosed or distributed in source code form, (ii) licensed for the purpose of making derivative works, or (iii) redistributable at no charge or minimal charge. Section 3.13(d) of the Company Disclosure Schedule sets forth a true and complete list of all material license agreements to which the Company or any of its Subsidiaries is a party (i) granting any other Person the right to use the Company Intellectual Property (other than confidentiality and non-disclosure agreements and non-exclusive licenses granted in the Company’s ordinary course of business substantially in Company’s or any of its Subsidiaries’ standard forms of customer or end-user agreements), or (ii) pursuant to which Company or any of its Subsidiaries is authorized to use any third party Intellectual Property that is necessary for the Company’s or any of its Subsidiaries’ business as currently conducted (other than (A) confidentiality and non-disclosure agreements; (B) licenses to commercially available, off-the-shelf software; (C) non-exclusive licenses granted by or to customers, suppliers, or vendors of the Company or any of its Subsidiaries in the ordinary course of business; and (D) invention assignment agreements entered into with officers, employees, consultants, independent contractors or service providers of the Company or any of its Subsidiaries). The Company has entered into Intellectual Property Protection and Confidential Information agreements in the form provided to Acquiror with all employees.

(e)    To the knowledge of the Company, the conduct of the business as currently conducted by the Company or any of its Subsidiaries does not currently constitute an infringement, misappropriation or other violation, and in the past three years has not constituted an infringement, misappropriation or other violation of any Intellectual Property rights of any Person. Neither the Company nor any of its Subsidiaries has received, during the three (3) year period prior to the date of this Agreement, any written notice asserting that any such infringement, misappropriation or violation of any Intellectual Property right of any other Person has occurred.

(f)    To the knowledge of the Company, no Person is currently infringing, misappropriating, or otherwise violating any of the Company Intellectual Property.

(g)    To the Company’s knowledge, the Company is currently and for the past three (3) years has been in compliance in all material respects with all applicable Laws with respect to data privacy. To the knowledge of the Company, there is no currently pending or threatened Proceeding that challenges the ownership, use, validity or enforceability of any of the Company Intellectual Property. Except as would not be material to the Company, (i) there have been no circumstances requiring the Company to notify a Governmental Entity or any other Person of, or notice issued by or on behalf of the Company to any Governmental Entity or any other Person in respect of, any data breach or actual or alleged violation of any data privacy requirements, and (ii) the Company has commercially reasonable security measures in place to protect personally identifiable information maintained or processed by the Company against loss and against unauthorized access, use or disclosure.

(h)    The Company and/or its Subsidiaries has taken commercially reasonable actions intended to preserve the confidentiality of all material trade secrets owned by the Company and/or its Subsidiaries and used or held for use by the Company and/or its Subsidiaries in its business. All Persons who have contributed to or participated in the discovery, creation or development of any Company Intellectual Property within the scope of their employment or engagement with the Company have entered into a valid and enforceable written contract providing for (i) the assignment to the Company of any and all of such Person’s right, title and interest in such Intellectual Property Rights, and (ii) the non-disclosure by such Person of all confidential information of the Company. To the Company’s knowledge, no such Person has breached any such contract in any material respect. No funds or facilities or other resources of any Governmental Entity were used in the development of any material Company Intellectual Property, except for any such funding or use of facilities or resources that does not result (or could not reasonably result) in such Governmental Entity, or employee or staff member thereof, obtaining any rights in any material Company Intellectual Property.

3.14   Environmental Matters. The Company and each Subsidiary is, and has been for the past three (3) years, in compliance in all material respects, with all applicable Environmental Laws. Neither the Company nor any Subsidiary has received any written notice, report or other information regarding any actual or alleged violation or breach of any Environmental Law or any investigatory, remedial or corrective Liabilities of or pertaining to the Company or any Subsidiary. Neither the Company nor any Subsidiary has assumed, undertaken or otherwise become subject to any Liability, including any obligation for corrective or remedial action, of any other Person relating to Environmental Laws.

3.15    Taxes.

(a)    The Company and each of its Subsidiaries has duly and timely filed all material Tax Returns required to be filed by it and all such Tax Returns are true, correct, and compete in all material respects. All Taxes of the Company and each of its Subsidiaries that have become due and payable (whether or not shown as due and payable on any Tax Return) have been paid. The unpaid Taxes of the Company and its Subsidiaries did not, as of the Company Balance Sheet Date, exceed the reserve set forth in the Financial Statements for all accrued Taxes not yet due and payable, and will not exceed such reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries for filing their Tax Returns. The Company has delivered or made available to Acquiror correct and complete copies of all U.S. federal income and state income Tax Returns filed by the Company within the last three (3) calendar years.

(b)    There is no material outstanding Tax deficiency, dispute or claim proposed in writing, or to the knowledge of the Company assessed, against the Company or any of its Subsidiaries that is not reflected as a liability on the Company Balance Sheet.

(c)    There are no audits, examinations, investigations, administrative or court proceedings, refund litigation or adjustments in controversy concerning any liability regarding Taxes or Tax Returns of the Company or any of its Subsidiaries presently pending or threatened either (i) by any Tax Authority in writing or (ii) otherwise as to which the Company has Knowledge.

(d)    None of the Company or any of its Subsidiaries is a party to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement, other than any agreement entered into in the ordinary course of business and the primary purpose of which is unrelated to Taxes.

(e)    The Company is not, and has not been, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(f)    The Company and each of its Subsidiaries has withheld and paid over to the proper Tax Authority (or is properly holding for such timely payment) all material amounts required to be so withheld or paid over under all applicable Legal Requirements.

(g)    There is no power of attorney given by or binding upon the Company with respect to Taxes for any period for which the statute of limitations (including any waivers or extensions) has not yet expired that is currently in effect.

(h)    None of the Company or any of its Subsidiaries has executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any material Tax which waiver or extension is currently in effect.

(i)    None of the Company or any of its Subsidiaries has received written notice of any claim by a Tax Authority in a jurisdiction where such entity does not file Tax Returns that such entity is or may be subject to taxation by that jurisdiction or Tax Authority.

(j)    The Company has never been a member of an affiliated group filing a consolidated U.S. federal income Tax Return.

(k)    There are no Encumbrances for Taxes (other than Permitted Encumbrances) upon any of the assets of the Company or its Subsidiaries.

(l)    The Company has neither distributed the stock of another Person, nor has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(m)   The Company has not participated in any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

(n)    The Company will not be required to include any item of income or exclude any item of deduction for any taxable period (or a portion thereof) ending after the Closing Date as a result of any of the following that occurred or existed on or prior to the Closing Date: (i) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law), (ii) an installment sale or open transaction, (iii) a prepaid amount, (iv) an intercompany item under United States Treasury regulations Section 1.1502-13 or an excess loss account under United States Treasury regulations Section 1.1502-19, (v) a change in the accounting method of the Company pursuant to Section 481 of the Code or any similar provision of the Code or the corresponding tax laws of any nation, state or locality or the use of a method of accounting with respect to any transaction that occurred on or before the Closing Date; or (vi) any inclusion under Section 951(a) or Section 951A of the Code attributable to (A) “subpart F income,” within the meaning of Section 952 of the Code, (B) direct or indirect holding of “United States property,” within the meaning of Section 956 of the Code, (C) “global intangible low-taxed income,” as defined in Section 951A of the Code, in each case, determined as if the relevant taxable years ended on the Closing Date or (D) any inclusion under Section 965 of the Code.

3.16    Employee Benefit Plans and Employee Matters.

(a)    Section 3.16(a) of the Company Disclosure Schedule sets forth, as of the date hereof, each Company Employee Plan (other than (i) offer letters or employment agreements providing for employment at-will that (A) do not provide change in control or severance payments or benefits (including acceleration of the time of payment or vesting of any such payment or benefit), and (B) may be terminated upon 30-day’s notice or less, and (C) do not materially deviate from the Company’s standard forms made available to Acquiror without modification, and (ii) incentive equity awards granted on the Company's standard forms of agreements under the Company Equity Plan). For purposes of this Agreement, a “Company Employee Plan” means: each deferred compensation, bonus, employment agreements, vacation, sick-pay, paid time off, profit-sharing, incentive compensation, stock purchase, stock option and other equity-based compensation plan, practice, policy, program, agreement or arrangement of any kind, whether written or unwritten or funded or unfunded; each unemployment, hospitalization or other medical, life insurance, long- or short-term disability, change in control, retention, fringe benefit, severance or termination pay plan, practice, policy, program, agreement or arrangement, including any employment agreements, of any kind; each employee welfare benefit plan and each employee pension benefit plan, whether or not subject to ERISA (including, but not limited to, any “employee benefit plan” within the meaning of Section 3(3) of ERISA); and each other employee benefit plan, practice, policy, fund, program, agreement or arrangement of any kind, in each case, that is sponsored, maintained or contributed to or required to be contributed to by the Company or any Subsidiary for the benefit of any current or former employee, director or consultant of the Company or any Subsidiary, or with respect to which the Company or any Subsidiary is a party or may otherwise have or could reasonably be expected to have any liability (whether direct or indirect).

(b)    Neither of the Company nor any ERISA Affiliate has ever maintained, established, sponsored, participated in, contributed to, or been required to contribute to any (i) plan which provides for continuing welfare benefits or coverage (including life insurance or medical benefits) for any participant or beneficiary of a participant after such participant’s termination of employment, except as may be required by Section 4980B of the Code or similar applicable Legal Requirements, (ii) multiemployer plan (within the meaning of Section 3(37) of ERISA), (iii) plan subject to the minimum funding standards under Section 302 of ERISA or Section 412 of the Code, (iv)employee pension benefit plan (within the meaning of Section 4(2) of ERISA) that is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 430 of the Code.

(c)    The consummation of the transactions contemplated by this Agreement will not, either alone or together with any other event (i) entitle any current or former employee, director, officer or service provider of the Company or any Subsidiary to any payment, including, but not limited to, severance pay, (ii) accelerate the time of payment or vesting, or increase the amount of compensation or benefits due any such employee, director or officer, (iii) result in any “parachute payment” under Section 280G of the Code whether or not such payment is considered to be reasonable compensation for services rendered.

(d)    There are no pending, or to the knowledge of the Company, threatened claims by or on behalf of any Company Employee Plan, by any employee or beneficiary covered under any such Company Employee Plan (other than routine claims for benefits) nor, to the knowledge of the Company, is there any reasonable basis for any such claim. No Company Employee Plan is currently under audit or examination (nor has notice been received of a potential audit or examination) by any Governmental Entity, and no matters are pending with respect to any Company Employee Plan under any Governmental Entity. Each Company Employee Plan is amendable and terminable unilaterally by the Company or a Subsidiary at any time without liability or expense to the Company or such Subsidiary as a result thereof (other than for benefits accrued through the date of termination or amendment and reasonable administrative expenses related thereto) and no Company Employee Plan, plan document or agreement, summary plan description or other written communication distributed generally to employees by its terms prohibits the Company from amending or terminating any such Company Employee Plan, or in any way limits such action.

(e)    Each Company Employee Plan has been operated in all material respects in accordance with its terms and applicable Legal Requirements. Neither the Company nor any Subsidiary has received any communication from any Governmental Entity questioning or challenging the compliance of any Company Employee Plan with applicable Legal Requirements. Each Company Employee Plan that is intended to qualify under Section 401(a) of the Code is so qualified, and no amendment has been made nor has any event occurred that could reasonably be expected to adversely affect such qualification, and each trust created under any such Company Employee Plan is exempt from taxation under Section 501(a) of the Code, and nothing has occurred that has or could reasonably be expected to adversely affect such exemption. No event has occurred, and no condition or circumstance exists that has or could reasonably be expected to subject the Company, any Subsidiary, any ERISA Affiliate or any Company Employee Plan to any penalty tax or liability, including, but not limited to, liability for breach of fiduciary duty, an assessable payment or Tax under Section 4980H or 4980D of the Code, respectively, or liability under the Health Insurance Portability and Accountability Act of 1996. Each Company Employee Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) has at all times complied, in all material respects, in form and in operation with the requirements of Section 409A of the Code and the guidance issued thereunder.

(f)    There are no formal collective bargaining agreements, union contracts and similar agreements in effect that cover any employees of the Company.

(g)    There is no labor strike, lockout or stoppage pending or, to the knowledge of the Company, threatened in writing against the Company. To the knowledge of the Company, there is no labor union organizing activity involving any employees of the Company.

(h)    No unfair labor practice, labor charge, charge of discrimination, or other complaint is pending or, to the knowledge of the Company, threatened with respect to the Company before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Governmental Authority.

(i)    The Company is, and for the past four years has been, in compliance in all material respects with all applicable Legal Requirements respecting labor, employment and employment practices, including all Legal Requirements respecting terms and conditions of employment, recruitment and hiring, termination of employment, health and safety, wages and hours (including the classification of independent contractors and exempt and non-exempt employees and payment of overtime), meal and rest periods, privacy, immigration (including the completion of Forms I-9 for all employees working in the United States and the proper confirmation of employee visas), employment harassment, discrimination or retaliation, whistleblowing, disability rights or benefits, equal opportunity and equal pay, plant closures and layoffs (including the WARN Act), employee trainings and notices, workers’ compensation, labor relations, employee leave issues, sick pay, COVID-19, affirmative action, workers’ compensation, and unemployment insurance. The Company is and for the past three (3) years has been in material compliance with Legal Requirements respecting the proper classification and treatment of each individual who has provided services to the Company and is or was classified and treated as an independent contractor, consultant, leased employee, or other non-employee service provider.

(j)    The Company does not have (i) any liability for any arrears of wages, penalties or other sums (excluding Taxes, which are the subject of Section 3.15 hereof) for failure to comply with any applicable Legal Requirements relating to the employment of labor, or (ii) any liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security, social insurances or other benefits or obligations for any employees (other than routine payments to be made in the ordinary course of business and consistent with past practice). The Company has paid in full to all its employees or adequately accrued in accordance with GAAP for all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees.

(k)    The Company is not a party to, or otherwise bound by, any consent decree with, or citation by, and, to the Company’s knowledge, is not the subject of any investigation by any Governmental Authority relating to employees or employment practices.

3.17   Insurance. The Company maintains policies of insurance and bonds of the type and in amounts customarily carried by Persons conducting businesses or owning assets similar to those of the Company. There is no claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid and the Company is otherwise in compliance with the terms of such policies and bonds. The Company has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

3.18   Material Contracts. Section 3.18 of the Company Disclosure Schedule contains a complete list, as of the date hereof, of all Contracts (other than Company Employee Plans or any purchase orders received or issued by the Company or its Subsidiaries in the ordinary course of business consistent with past practice) presently in effect to which the Company or any of its Subsidiaries is a party and by which it is bound and that fall within any of the following categories (each, a “Material Contract”):

(a)    each Contract with a customer or client for the purchase of products or services from the Company that contemplated payments to the Company or any of its Subsidiaries in excess of $500,000 during the twelve-month period ended June 30, 2021;

(b)    each Contract (other than Contracts that relate to Transaction Expenses) with a supplier or other vendor for the purchase of products or services by the Company or any of its Subsidiaries contemplating payments by the Company or any of its Subsidiaries in excess of $200,000 during the twelve -month period ended June 30, 2021; and

(c)    any Contract binding upon and directed specifically to the Company or its Subsidiaries which would reasonably be expected to have the effect of materially impairing any current business practice of the Company and its Subsidiaries.

Each such Material Contract (except those that are cancelled, rescinded or terminated after the date hereof in accordance with their terms) is in full force and effect, and enforceable in all material respects against the Company (or, as applicable, its Subsidiary) and, to the knowledge of the Company, each other party thereto, assuming the due authorization, execution, and delivery by such other party, except (i) applicable bankruptcy, insolvency, moratorium and other similar Legal Requirements affecting the rights of creditors generally and (ii) Legal Requirements governing specific performance, injunctive relief and other equitable remedies. To the knowledge of the Company, neither the Company (or, as applicable, its Subsidiary) nor any third party to a Material Contract is in material breach of any Material Contract that would permit the premature termination of such Material Contract.

3.19   Brokers. Other than as set forth on Section 3.19 of the Company Disclosure Schedule, the Company has no obligation for the payment of any fees or expenses of any investment banker, broker or finder in connection with the origination, negotiation or execution of this Agreement or in connection with the Merger or any other transaction contemplated by this Agreement.

3.20   Anti-Corruption Compliance. Neither the Company nor any Subsidiary or, to the knowledge of the Company, any of their agents (as such term is used in the Foreign Corrupt Practices Act) or, to the knowledge of the Company, other Person associated with or acting on behalf of the Company or any of its Subsidiaries has at any time, directly or indirectly, taken any action that would result in a violation by the Company or any Subsidiary (including any of its agent or other Persons associated with or acting on its behalf) of any Anti-Corruption and Anti-Bribery Laws. There have not been at any time and currently there are no pending (or to the Company’s knowledge threatened) violations, settlements or legal proceedings against any of the Company or any Subsidiary with respect to any Anti-Corruption and Anti-Bribery Laws. The Company has not received any written notice of any legal proceedings or regulations pertaining to any of the Company or any Subsidiary activities that would reasonably be expected to give rise to any future violations, settlements or legal proceedings under any Anti-Corruption and Anti-Bribery Laws. None of the Company or any Subsidiary has ever received an allegation or whistleblower complaint or conducted an investigation into potential or actual violations of any Anti-Corruption and Anti-Bribery Laws.

3.21   Export Control Laws. The Company and each Subsidiary is, and has been for the past three (3) years, in material compliance with all applicable Export Control Laws. Without limiting the foregoing, for the past three (3) years: (a) the Company and each Subsidiary is has obtained all export licenses and other approvals required for its exports of products, software, services and technologies required by any applicable Export Control Law and all such approvals and licenses are in full force and effect; (b) the Company and each Subsidiary is in compliance with the terms of such applicable export licenses or other approvals in all material respects; and (c) there are no claims against the Company and each Subsidiary with respect to such export licenses or other approvals that are pending, threatened in writing, or, to the knowledge of the Company, threatened in any other manner that would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

3.22    Information Security.

(a)    To the knowledge of the Company, no software owned or licensed by the Company or Subsidiary contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) accessing, damaging or destroying any data or file without the user’s consent. To the knowledge of the Company, none of the software owned or licensed by the Company or any Subsidiary contains any “back doors” or other undocumented access mechanism allowing unauthorized access to, viewing of, manipulation of or modification or other changes to, any software or Company IT Systems. (b) To the knowledge of the Company, none of the software owned or licensed by the Company or any of its Subsidiaries: (i) contains any material bug, defect or error that adversely affects the use, functionality or performance of such software; or (ii) fails in a material manner to comply with any applicable warranty or other contractual commitment relating to the use, functionality or performance of such software.

(b)    All software, hardware, firmware, middleware, equipment, electronics, platforms, servers, workstations, routers, hubs, switches, interfaces, data, databases, data communication lines, network and telecommunications equipment, websites and Internet-related information technology infrastructure, wide area network and other data communications or information technology equipment relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information whether or not in electronic format, used in or necessary to the conduct of the business of the Company or its Subsidiaries (“Company IT Systems”) are configured and perform in accordance with commercially reasonable security standards, including all security standards to which any of the Company or Subsidiary claims compliance.

3.23    Top Suppliers and Top Customers.

(a)    Section 3.23 of the Disclosure Schedule sets forth an accurate list of: (i) the ten (10) largest suppliers to the Company based on the aggregate dollar amount paid to such supplier by such member of the Company or a Subsidiary during the twelve (12) month period ended June 30, 2021 (the “Top Suppliers”); and (ii) the ten (10) largest customers of the Company and its Subsidiaries based on the aggregate dollar revenues from each such customer by the Company or its Subsidiaries during the twelve (12) month period ended June 30, 2021, not including, however, revenues with respect to Covid-19 consumables (the “Top Customers”).

(b)    Neither the Company nor any Subsidiary has received any letter, notice, complaint or other written or, to the knowledge of the Company, oral communication from any Top Supplier or Top Customer to the effect that such Person: (i) has changed, modified, amended or reduced, or intends to change, modify, amend or reduce, its business relationship with the Company or a Subsidiary in a manner that is, or is reasonably likely to be, adverse in any material respect to the Company or its Subsidiaries ; or (ii) will fail to perform, or is reasonably likely to fail to perform, its obligations under any Contract with the Company or a Subsidiary in any manner that is, or is reasonably likely to be, adverse in any material respect to the Company or its Subsidiaries.

3.24   Bank Accounts; Powers of Attorney; Officer and Directors. Section 3.24 of the Disclosure Schedule sets forth an accurate list showing: (a) all banks in which the Company or any Subsidiary maintains a bank account or safe deposit box, together with, as to each such bank account, the account number, the names of all signatories thereof and the authorized powers of each such signatory and, with respect to each such safe deposit box, the number thereof and the names of all Persons having access thereto; (b) the names of all Persons holding powers of attorney from any the Company or any Subsidiary, and (c) the names and positions of each officer and director of the Company and Subsidiaries.

3.25   No Other Representations or Warranties. Except for the representations and warranties contained in Article III, neither the Company nor any of its Affiliates makes any express or implied representation or warranty with respect to the Company or any of its Affiliates or with respect to any other information provided, or made available, to Acquiror or any of its Affiliates, agents or representatives in connection with the transactions contemplated hereby. Neither the Company, any of its Affiliates or any other Person will have or be subject to any liability or other obligation to Acquiror, its Affiliates, agents or representatives or any Person resulting from any information, documents, projections, forecasts or other material made available to Acquiror, its Affiliates or representatives in certain “data rooms,” confidential offering memorandum, offering materials or management presentations in expectation of the transactions contemplated by this Agreement, unless any such information is expressly and specifically included in a representation or warranty contained in Article III. The Company disclaims any and all other representations and warranties, whether express or implied.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB

Acquiror represents and warrants to the Company as follows as of the date hereof and as of the Closing Date:

4.1     Organization and Standing. Each of Acquiror and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Neither Acquiror nor Merger Sub is in violation of any of the provisions of their respective certificates or articles of incorporation, as the case may be, or bylaws, each as amended to date.

4.2     Authority; Noncontravention.

(a)    Each of Acquiror and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by Acquiror and Merger Sub of this Agreement and the consummation by Acquiror and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by the boards of directors of Acquiror and Merger Sub and, effective immediately after the execution of this Agreement by Merger Sub, the sole stockholder of Merger Sub has adopted this Agreement and approved the Merger and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Acquiror and Merger Sub and constitutes a valid and binding obligation of Acquiror and Merger Sub enforceable against Acquiror and Merger Sub, respectively, in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy, insolvency, moratorium and other similar Legal Requirements affecting the rights of creditors generally and (ii) Legal Requirements governing specific performance, injunctive relief and other equitable remedies.

(b)    The execution and delivery of this Agreement by Acquiror and Merger Sub do not, and neither the consummation of the transactions contemplated hereby nor compliance by Acquiror or Merger Sub with any provisions of this Agreement will, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under (i) any provision of their respective certificates or articles of incorporation, as the case may be, or bylaws, as amended to date, or (ii) any Legal Requirement, except where such conflict, violation, default, termination, cancellation or acceleration, individually or in the aggregate, would not be material to Acquiror’s or Merger Sub’s ability to consummate the Merger or to perform their respective obligations under this Agreement.

(c)    No consent, approval, Order or authorization of, or registration, declaration or filing with, any Governmental Entity, is required by or with respect to Acquiror or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger, as provided in Section 1.2, (ii) such filings as may be required under applicable state securities laws and the securities laws of any foreign country, (iii) such filings and notifications as may be required to be made in connection with the Merger under the HSR Act or applicable foreign Antitrust Laws and the expiration or early termination of applicable waiting periods under the HSR Act or applicable foreign Antitrust Laws, the receipt of authorizations, consents, approvals, or other clearances required under such foreign Antitrust Laws and (iv) such other consents, authorizations, filings, approvals, notices and registrations which, if not obtained or made, would not be material to Acquiror’s or Merger Sub’s ability to consummate the Merger or to perform their respective obligations under this Agreement, and except in each case of (i) through (iv) where such consent, approval, Order or authorization of, or registration, declaration or filing, individually or in the aggregate, would not be material to Acquiror’s or Merger Sub’s ability to consummate the Merger or to perform their respective obligations under this Agreement.

4.3     No Prior Merger Sub Operations. Merger Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.

4.4    Litigation. There is no Proceeding pending before any Governmental Entity, or, to the knowledge of the Acquiror, threatened in writing against the Acquiror or any of its assets or properties or any of its directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Acquiror) that challenge or seek to enjoin, alter or materially delay the transactions contemplated by this Agreement or that would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Acquiror’s ability to perform its obligations under this Agreement. There is no material Order against the Acquiror, any of its material assets or properties or any of its directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company) that enjoins, alters or materially delays the transactions contemplated by this Agreement or that would reasonably be expected to have a material adverse effect on the Acquiror’s ability to perform its obligations under this Agreement.

4.5    Sufficient Funds. Acquiror shall have available to it on the Closing Date sufficient funds to enable Acquiror to consummate the transactions contemplated hereby, including payment of the Merger Consideration and fees and expenses of Acquiror relating to the transactions contemplated hereby. Acquiror’s obligations under this Agreement are not subject to any conditions regarding Acquiror’s, its Affiliates’, or any other Person’s ability to obtain financing for the consummation of the transactions contemplated hereby.

4.6     Transaction Fees. Neither Acquiror nor any Affiliate of Acquiror is obligated for the payment of any fees or expenses of any investment banker, broker or finder in connection with the origination, negotiation or execution of this Agreement or in connection with the Merger or any other transaction contemplated by this Agreement.

4.7     No Additional Representations; No Reliance.

(a)    Except for the representations and warranties contained in Article IV, neither Acquiror nor Merger Sub, nor any of their Affiliates makes any express or implied representation or warranty with respect to Acquiror or Merger Sub or any of their Affiliates or with respect to any other information provided, or made available, to Company or Securityholders’ Representative or any of their Affiliates, agents or representatives in connection with the transactions contemplated hereby.

(b)    Acquiror acknowledges that neither the Company nor any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company or other matters that is not specifically included in this Agreement or the Company Disclosure Schedule. Without limiting the generality of the foregoing, neither the Company nor any other Person has made a representation or warranty to Acquiror with respect to, and neither the Company nor any other Person, shall be subject to any liability to Acquiror or any other Person resulting from the Company making available to Acquiror, (i) any projections, estimates or budgets for the Company, (ii) any materials, documents or information relating to the Company made available to Acquiror or its counsel, accountants or advisors in the Company’s data room or otherwise, or (iii) the information contained any confidential information memorandum or management presentation of the Company, in each case, except as expressly covered by a representation or warranty set forth in Article III of this Agreement. In connection with Acquiror’s investigation of the Company, the Company has delivered, or made available to Acquiror and its respective Affiliates, agents and representatives, certain projections and other forecasts, including but not limited to, projected financial statements, cash flow items and other data of the Company relating to the business of the Company and certain business plan information of the Company. Acquiror acknowledges that there are uncertainties inherent in attempting to make such projections and other forecasts and plans and accordingly is not relying on them, that Acquiror is familiar with such uncertainties, that Acquiror is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections and other forecasts and plans so furnished to it, and that Acquiror and its Affiliates, agents and representatives shall have no claim against any Person with respect thereto. Accordingly, Acquiror acknowledges that, without limiting the generality of Section 3.25, neither the Company nor any of its representatives, agents or Affiliates, have made any representation or warranty with respect to such projections and other forecasts and plans.

(c)    Notwithstanding anything contained in this Agreement, it is the explicit intent of the parties hereto that the Company is not making any representation or warranty whatsoever, express or implied, beyond those expressly given in Article III of this Agreement, except as expressly provided in Article III of this Agreement and subject to the terms and conditions of Article III of this Agreement, it is understood that Acquiror takes the Company as is and where is with all faults as of the Closing Date with any and all defects.

(d)    In furtherance of the foregoing, Acquiror acknowledges that it is not relying on any representation or warranty of the Company, other than those representations and warranties specifically set forth in Article III of this Agreement. Acquiror acknowledges that it has conducted to its satisfaction an independent investigation of the financial condition, liabilities, results of operations and projected operations of the Company and the nature and condition of its properties, assets and businesses and, in making the determination to proceed with the transactions contemplated hereby, has relied solely on the results of its own independent investigation and the representations and warranties set forth in Article III.

ARTICLE V

CONDUCT PRIOR TO THE EFFECTIVE TIME

5.1     Conduct of Business of the Company. During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement or the Effective Time, except as Acquiror shall otherwise consent in advance in writing, the Company shall, and shall cause the Subsidiaries to:

(a)    Conduct its business in all material respects in the ordinary course consistent with past practices and in compliance with Legal Requirements;

(b)    Pay all Taxes of the Company and Subsidiaries when due and payable (including the timely withholding, collecting, remitting and payment of all Taxes required under Legal Requirements); and

(c)    Use commercially reasonable efforts to (1) pay or perform all other obligations of the Company and Subsidiaries when due and payable and (2) preserve intact the present business organization of the Company and Subsidiaries, keep available the services of the current employees of the Company and Subsidiaries, preserve the assets (including intangible assets) and properties of the Company and Subsidiaries and preserve the relationships of the Company and Subsidiaries with customers and suppliers, distributors, licensors, licensees and others having business dealings with the Company and Subsidiaries.

5.2    Restrictions on Conduct of Business of the Company. During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement or the Effective Time, the Company shall not, and shall cause the Subsidiaries to not, do any of the following (except to the extent expressly provided in this Agreement or as consented to in writing by Acquiror):

(a)    Charter Documents. Cause or permit any amendments to the Company Certificate of Incorporation or the bylaws of the Company or the organizational documents of any Subsidiary;

(b)    Dividends; Changes in Capital Stock. Declare, set aside, or pay any dividend on or make any other distribution (whether in cash, stock or property) in respect of any of the Company or Subsidiary Capital Stock (or other equity interests), or split, sub-divide, combine or reclassify any of the Company or Subsidiary Capital Stock (or other equity interests) or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of Company or Subsidiary Capital Stock (or other equity interests), or repurchase, redeem or otherwise acquire, directly or indirectly, any shares of Company Capital Stock (or other equity interests) except Company Capital Stock from former employees, non-employee directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service as in effect on the Agreement Date;

(c)    Issuance of Securities. Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of any shares of Company or Subsidiary Capital Stock (or other equity interests) or securities convertible into, or subscriptions, rights, warrants or options (including any Company Options pursuant to the Company Equity Plan) to acquire, or other Contracts of any character obligating it to issue any such shares (or other interest) or other convertible securities, other than: (i) the issuance of shares of Company Capital Stock pursuant to the exercise in accordance with their terms of the Company Options, the Company Warrants or other rights outstanding as of the Agreement Date; and (ii) the repurchase of any shares of Company Capital Stock from former employees, non-employee directors and consultants in accordance with Contracts providing for the repurchase of shares in connection with any termination of service;

(d)    Dispositions. Sell, lease, license or otherwise dispose of or encumber (other than Permitted Encumbrances) any of its properties or assets, other than sales of its products and services in the ordinary course of business consistent with its past practice or enter into any Contract with respect to the foregoing;

(e)    Indebtedness. Except as required by Legal Requirements or contractual obligations in effect on the Agreement Date, incur any Indebtedness or guarantee any Indebtedness or issue or sell any debt securities, other than draws and withdrawals on the Company’s credit facility in the ordinary course of business and consistent with past practice;

(f)    Capital Expenditures. Make any capital expenditures, capital additions or capital improvements in excess of the lesser of $250,000 in the aggregate or the amounts budgeted therefor by the Company for the fiscal year December 31, 2021;

(g)    Insurance. Materially change the amount of any insurance coverage naming the Company or Subsidiary as a beneficiary or loss payee or allow any such insurance coverage to be cancelled or terminated;

(h)    Employee Benefit Plans; Severance; Pay Increases. Except (x) as expressly permitted or required by this Agreement, including Section 1.4(b)(xiv) and Section 6.6(c) and (y) for the adoption of a cash bonus plan having a bonus pool of up to $2,000,000 in the aggregate (the “Transaction Bonus Plan”), and the grant of awards thereunder as determined by the Company in its sole discretion (“Transaction Bonus Awards”) (i) adopt or amend any employee severance or compensation benefit plan, including any stock issuance or stock option plan, or amend any compensation, benefit, entitlement, grant or award provided or made under any such plan, except in each case as required under ERISA, applicable Legal Requirements or as necessary to maintain the qualified status of such plan under the Code, or (ii) pay or promise any bonus to any employee or non-employee director or consultant or increase the salaries, wage rates or fees of its employees or consultants (other than in the ordinary course of business and consistent with past practice or pursuant to plans, policies or Contracts in effect on the Agreement Date that have been provided to Acquiror prior to the Agreement Date);

(i)    Lawsuits. Commence a lawsuit other than (i) for the routine collection of bills, (ii) in such cases where the Company in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business, or (iii) for a breach of this Agreement;

(j)    Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to its business;

(k)    Accounting. Materially change accounting methods or practices or revalue any of its assets (including writing down the value of inventory or writing off notes or accounts receivable otherwise than in the ordinary course of business), except in each case as required by changes in GAAP or Legal Requirements;

(l)    Encumbrances. Except in the ordinary course consistent with past practice, place or allow the creation of any Encumbrance (other than a Permitted Encumbrance) on any material assets of the Company or Subsidiary;

(m)    Liquidation; Reorganization. Adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or Subsidiary (other than the Merger);

(n)    Material Contracts. Terminate or cancel (other than termination or cancellation by natural expiration or as a result of the counterparty’s breach or default thereunder), or take or omit to take any action that would constitute a material violation of or default under, or waive any material rights under, any Material Contract;

(o)    Intellectual Property. Sell, assign, exclusively license, transfer, abandon allow to lapse or otherwise dispose (other than non-exclusive customer agreements entered into in the ordinary course of business) of any Intellectual Property owned or used by the Company or any Subsidiary; or

(p)    Other. Take or agree or otherwise to take, any of the actions described in clauses (a) through (o) in this Section 5.2.

5.3     Written Consent; Solicitation Statement.

(a)    Promptly following the execution of this Agreement, but in any event within six (6) hours thereafter (the “Requisite Stockholder Approval Deadline”), the Company shall use its reasonable best efforts to (i) cause the Company Stockholders listed on Schedule 5.3(a) (the “Required Stockholders”) to deliver to Acquiror an executed action by written consent of the Stockholders in the form attached hereto as Exhibit F (the “Executed Written Consent”) irrevocably approving and adopting, among other things, this Agreement and the Merger, and (ii) deliver to Acquiror the Consent Certificate.

(b)    Promptly, but in any event, no later than five (5) Business Days following the date of execution of this Agreement, the Company shall complete the preparation of a solicitation statement and notice of stockholder action by less than unanimous written consent (the “Solicitation Statement”) for the solicitation of approval of the Company Securityholders describing this Agreement, the Certificate of Merger and the transactions contemplated hereby and thereby. The information supplied by the Company for inclusion in the Solicitation Statement shall not, on the date the solicitation statement is first delivered to the Stockholders or at the Effective Time, contain any statement that, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication that has become false or misleading.

(c)    The Company will promptly advise Acquiror, and Acquiror will promptly advise the Company, in writing if at any time prior to the Effective Time either the Company or Acquiror shall obtain knowledge of any facts that might make it necessary or appropriate to amend or supplement the Solicitation Statement in order to make the statements contained or incorporated by reference therein not misleading or to comply with Applicable Law. The Solicitation Statement shall (i) contain a statement to the effect that Company Board unanimously determined that the Merger is advisable in accordance with Section 251(b) of Delaware Law and in the best interests of the Stockholders and unanimously approved and adopted this Agreement, the Merger and the other transactions contemplated hereby, (ii) provide the Stockholders with notice of the actions taken in the Executed Written Consent, including the approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby in accordance with Section 228(e) of Delaware Law and (iii) notify such Stockholders of their dissent and appraisal rights pursuant to Section 262 of Delaware Law. The Solicitation Statement will include therewith a copy of Section 262 of Delaware Law and all such other information as Acquiror shall reasonably request, and shall be sufficient in form and substance to start the twenty (20) day period during which a Stockholder must demand appraisal as contemplated by 262(d)(2) of Delaware Law. All materials submitted to Stockholders in accordance with this Section 5.3 shall be subject to Acquiror’s advance review and reasonable approval. Anything to the contrary contained herein notwithstanding, the Company shall not include in the Solicitation Statement any information with respect to Acquiror unless the form and content of such information shall have been approved (not to be unreasonably withheld, conditioned or delayed) by Acquiror prior to such inclusion.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1     Confidentiality; Public Disclosure.

(a)    The parties hereto acknowledge that Acquiror and the Company have previously executed a Nondisclosure Agreement dated June 4, 2021 (the “Confidentiality Agreement”) which shall continue in full force and effect in accordance with its terms until Closing.

(b)    The Company and Acquiror will consult with each other and agree before issuing any press release, making any public statement, or otherwise making any disclosure with respect to the terms of this Agreement or the transactions contemplated hereby or the use of either party’s name, and will not issue any such press release or make any such public statement or other disclosure prior to such mutual agreement, except to the extent necessary in order to comply with applicable Legal Requirements or with the rules of a national securities exchange including that Acquiror may file this Agreement on Form 8-K.

6.2     Regulatory Approvals.

(a)    The Company shall (i) no later than five (5) Business Days following the execution of this Agreement, make the initial filing required from the Company under the HSR Act in connection with the consummation of the Merger and the other transactions contemplated hereby; and (ii) as promptly as practicable following the execution of this Agreement, execute and file or, if appropriate, join in the execution and filing of, the applications, notifications, and other documents required for the lawful consummation of the Merger and the other transactions contemplated hereby under the Antitrust Laws of the jurisdictions identified in Section 6.2 of the Company Disclosure Schedule. Acquiror shall pay all filing fees associated with the above filings, applications, or notifications. The Company shall use commercially reasonable efforts to obtain, and to cooperate with Acquiror to promptly obtain, all authorizations, approvals, clearances, consents, actions, or non-actions of any Governmental Entity in connection with the above filings, applications, or notifications, and, for further clarity, each of the Company and Acquiror shall request early termination of any waiting periods associated with such filings, applications or notifications. The Company shall promptly inform Acquiror of any material communication between the Company (including its representatives, counsel, or consultants) and any Governmental Entity regarding any of the transactions contemplated hereby. If the Company or any Affiliate of the Company receives any formal or informal request for supplemental information or documentary material from any Governmental Entity with respect to the Merger or the other transactions contemplated hereby, then the Company shall make, or cause to be made, as soon as reasonably practicable, a response in compliance with such request. The Company shall direct, in its sole discretion, the making of such response, but shall consider in good faith the views and input of Acquiror.

(b)    Acquiror shall (i) no later than five (5) Business Days following the execution of this Agreement, make the initial filing required from the Company under the HSR Act in connection with the consummation of the Merger and the other transactions contemplated hereby; and (ii) as promptly as practicable following the execution of this Agreement, execute and file or, if appropriate, join in the execution and filing of, the applications, notifications, and other documents required for the lawful consummation of the Merger and the other transactions contemplated hereby under the Antitrust Laws of the jurisdictions identified in Section 6.2 of the Company Disclosure Schedule. Acquiror shall pay all filing fees associated with the above filings, applications, or notifications. Acquiror shall use commercially reasonable efforts to obtain all authorizations, approvals, clearances, consents, actions, or non-actions of any Governmental Entity in connection with the above filings, applications, or notifications. Acquiror shall promptly inform the Company of any material communication between Acquiror (including its representatives, counsel, or consultants) and any Governmental Entity regarding any of the transactions contemplated hereby. If Acquiror or any Affiliate of Acquiror receives any formal or informal request for supplemental information or documentary material from any Governmental Entity with respect to the transactions contemplated hereby, then Acquiror shall make, or cause to be made, as soon as reasonably practicable, a response in compliance with such request. Acquiror shall direct, in its sole discretion, the making of such response, but shall consider in good faith the views of the Company.

(c)    Notwithstanding anything to the contrary in this Agreement, Acquiror shall not be required to proffer to, and shall not be required to, (i) sell or otherwise dispose of, or hold separate and agree to sell or otherwise dispose of specific assets or categories of assets or businesses of the Company, Acquiror, or any of their respective Subsidiaries or Affiliates; (ii) terminate any existing relationships and contractual rights and obligations, or enter into such new relationships or contractual rights and obligations; (iii) amend or terminate such existing licenses or other intellectual property agreements and enter into such new licenses or other intellectual property agreements; and (iv) in each case with respect to the foregoing clauses (i), (ii), or (iii), enter into agreements with the relevant Governmental Entity giving effect thereto, if such action is reasonably necessary to obtain the approvals, authorizations, consents, clearances, orders, declarations, actions, or non-actions of or from a Governmental Entity necessary under Antitrust Laws for the consummation of the transactions contemplated by this Agreement; provided, that any such action that affects the Company or any of its Subsidiaries or Affiliates shall be conditioned upon the prior occurrence of the Closing.

(d)    Notwithstanding anything to the contrary in this Agreement, Acquiror, the Subsidiaries of Acquiror, or their respective Affiliates may but shall not be required to, and may but shall not be required to cause any Person to, acquire (whether via merger, consolidation, stock or asset purchase or otherwise), or agree to so acquire, any material amounts of assets of or any equity in any other Person or any business or division thereof, unless that acquisition or agreement would reasonably be expected to (i) increase the risk of not obtaining any authorizations, Consents, orders, declarations, approvals, clearances, actions, or non-actions of any Governmental Entity necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any waiting period under any Antitrust Law; or (ii) increase the risk of any Governmental Entity entering an Order prohibiting the consummation of the transactions contemplated by this Agreement, or increase the risk of not being able to have any such Order reversed, overturned, removed or vacated on appeal or otherwise.

(e)    The Company and Acquiror shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement and, to the extent permissible, promptly furnish the other with copies of notices or other communications between the Company (including its representatives and counsel) or Acquiror (including its representatives, counsel and Subsidiaries), as the case may be, and any third party and/or Governmental Entity with respect to such transactions. The Company and Acquiror shall keep each other timely apprised of any inquiries or requests for additional information from any Governmental Entity pursuant to any Antitrust Law, to the extent permissible and shall use its commercially reasonable efforts to comply promptly with any such inquiry or request. The Company, on the one hand, and Acquiror, on the other hand, shall permit counsel for the other party reasonable opportunity to review in advance, to the extent permissible, and consider in good faith the views and input of the other party in connection with, any proposed written communication to any Governmental Entity relating to the transactions contemplated by this Agreement. Each of the Company, on the one hand, and Acquiror, on the other hand, agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate.

(f)    Notwithstanding anything in this Agreement to the contrary, if any administrative or judicial action or proceeding (each a “Proceeding”) is instituted or threatened to be instituted, or any decree, judgment, injunction or other order, whether temporary, preliminary or permanent (each an “Order”) is entered or threatened to be entered, in each case challenging the consummation of the Merger or any other transaction contemplated by this Agreement as violative of any Antitrust Law, the parties shall use commercially reasonable efforts to contest, avoid, vacate, modify, or suspend each such Proceeding or Order, including through litigation.

6.3     Commercially Reasonable Efforts. Subject to the limitations set forth in Section 6.2, each of the parties hereto agrees to use its commercially reasonable efforts, and to cooperate with each other party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated hereby, including the satisfaction of the respective conditions set forth in Article VII, and including to execute and deliver such other instruments and do and perform such other acts and things as may be necessary or reasonably desirable for effecting completely the consummation of the Merger and the other transactions contemplated hereby.

6.4     Access to Information.

(a)    During the period commencing on the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, (a) the Company shall afford Acquiror and its accountants, counsel and other representatives, reasonable access upon reasonable advance notice during business hours to (i) all of the Company’s properties, books, Contracts and records and (ii) other information concerning the business, properties and personnel of the Company as Acquiror may reasonably request; provided, that such access shall be at Acquiror’s sole expense; provided, further, that the Company shall not be required to provide Acquiror or its agents with access to any files, books, records or information where such access would (A) waive any privileges or protections under applicable Legal Requirements, (B) violate any privacy rights applicable to employees or (C) violate the terms of any nondisclosure or similar Contract with any third party (provided, that in each case, the Company shall use commercially reasonable efforts to provide Acquiror with access to such information to the fullest extent practicable without risking loss of privilege or protections under such Legal Requirement, privacy right or Contract, including, for example, providing for such information to be reviewed by counsel for Acquiror on terms reasonably acceptable to counsel for the Company).

(b)    From and after the Closing for four (4) years, Acquiror will make or cause to be made available (including by electronic means, to the extent available) to the Securityholders’ Representative all books, records, Tax Returns and documents of the Company (and the assistance of employees responsible for such books, records and documents or whose participation is reasonably necessary or desirable in connection therewith) as may be reasonably necessary for (i) investigating, settling, preparing for the defense or prosecution of, defending or prosecuting any Third Party Claim or (ii) such other purposes for which access to such documents is reasonably necessary for the Securityholders’ Representative to conduct its duties hereunder; provided, however, that any such access or furnishing of information shall be during the Company’s normal business hours, under the supervision of Acquiror's personnel and in such a manner as not to interfere with the normal operations of Acquiror or the Company; provided further, that nothing in this Section 6.4(b) shall require Acquiror or its Affiliates (including the Company following the Closing) to furnish to the Securityholders’ Representative any materials that (i) are subject to an attorney-client or an attorney work-product privilege, (ii) which may not be disclosed pursuant to applicable Legal Requirements, or (iii) to the extent relating to any dispute or potential dispute relating to this Agreement or the transactions contemplated by this Agreement (though Acquiror agrees that this clause “(iii)” shall not be interpreted to limit document discovery to which any of the Sellers or their respective Affiliates may be otherwise entitled in connection with any such dispute or potential dispute).

6.5     Expenses. Whether or not the Merger is consummated, except as provided in Section 6.2, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.

6.6     Continuing Employee Benefits.

(a)    Following the Effective Time and ending twelve (12) months after the Effective Time (or, if earlier, the date of the applicable employee’s termination of employment with the Company, Acquiror or any of their Affiliates), Acquiror or its Affiliates shall provide, or shall cause the Surviving Corporation (or its respective direct and indirect Subsidiaries) to provide, each Continuing Employee with base compensation, incentive compensation opportunities (other than equity compensation opportunities and equity benefits) and employee benefits that are substantially comparable to or better than, in the aggregate, those provided to each such Continuing Employee immediately prior to Closing. Acquiror shall, for calendar year 2021, keep in effect and honor the terms of the Company’s 2021 Employee Incentive Compensation Plan and timely pay the Bonus Awards (as defined therein), if earned, in accordance therewith for employees who are employed with Company and participants in the Company’s 2021 Employee Incentive Compensation Plan on the date of this Agreement; provided that, Bonus Awards terms are not changed and no new awards are made after the date of this Agreement, and all amounts owed under the Company’s 2021 Employee Incentive Compensation Plan are properly accrued and ordinary course. For purposes of determining (except with respect to any defined benefit plan) after the Effective Time the extent to which any Continuing Employee is eligible for or vested in (and, in regard to any severance or vacation entitlement only, the level of benefits under) any Acquiror employee benefit plan, program or arrangement covering the Continuing Employee, Acquiror shall use its commercially reasonable efforts to credit the Continuing Employee for all service with the Company (and its predecessors) before the Effective Time to the same extent such service was credited for such respective purposes by the Company as of the Effective Time under a corresponding Company Employee Plan.

(b)    Acquiror shall, or shall cause the Surviving Corporation (or its direct and indirect Subsidiaries) to use its commercially reasonable efforts to (i) waive for each Continuing Employee and his or her dependents, any waiting period provision, payment requirement to avoid a waiting period, pre-existing condition limitation, actively at work requirement or any other restriction that would prevent immediate or full participation under any Acquiror employee benefit plan, program or arrangement covering the Continuing Employee to the extent such waiting period, pre-existing condition limitation, actively at work requirement or other restriction would not have been applicable to such Continuing Employee under the terms of the Company Employee Plans, (ii) waive any and all evidence of insurability requirements with respect to such Continuing Employees to the extent such evidence of insurability requirements were not applicable to the Continuing Employee under the Company Employee Plans immediately prior to the Closing, (iii) give full credit under the any Acquiror employee benefit plan, program or arrangement covering the Continuing Employee and his or her dependents for all co-payments and deductibles satisfied prior to the Closing in the same plan year as the Closing, and for any lifetime maximums, as if there had been a single continuous employer, and (iv) amend each employee benefit plan that Acquiror, Company or their Affiliates may make available to such Continuing Employees and that is intended to be qualified under Section 401(a) of the Code to accept all rollovers and transfers from the Terminating Company Plans.

(c)    Effective no later than the day prior to Closing, the Company shall, or shall cause its Subsidiary to, terminate the Terminating Company Employee Plan. No fewer than three (3) Business Days prior to Closing, the Company shall have provided to Acquiror, for purposes of its review and comment, draft resolutions to terminate each such Terminating Company Employee Plan. Company shall incorporate all reasonable requests for changes from Acquiror with respect to such draft resolutions, and shall coordinate with Acquiror regarding any other steps reasonably required by Acquiror with respect to such draft resolutions. Company shall also consider in good faith taking any other steps reasonably required by Acquiror in furtherance of the termination of such Company Employee Plans.

(d)    Nothing in this Agreement shall confer upon any Company or Subsidiary employee any right to continue in the employ or service of Acquiror or any of its Affiliates, or shall interfere with or restrict in any way the rights of Acquiror, which rights are hereby expressly reserved, to discharge or terminate the services of any Company or Subsidiary employee at any time for any reason whatsoever, with or without cause. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.6 shall (i) be deemed or construed to be an amendment or other modification of any Company Employee Plan or Acquiror employee benefit plan, or (ii) create any third party rights in any current or former employee, director or other service provider of Acquiror, the Company or any of their respective Affiliates (or any beneficiaries or dependents thereof).

6.7     Section 280G of the Code. If any Person who is a “disqualified individual” (within the meaning of Section 280G of the Code and the Department of Treasury regulations promulgated thereunder) with respect to the Company may receive any payment(s) or benefit(s) that could constitute “parachute payments” (within the meaning of Section 280G of the Code and the Department of Treasury regulations promulgated thereunder) under Section 280G of the Code in connection with the transactions contemplated by this Agreement, then: (a) the Company shall use commercially reasonable efforts to obtain a Parachute Payment Waiver from each such “disqualified individual” and shall deliver such Parachute Payment Waiver to Acquiror; and (b) as soon as practicable following the delivery of the Parachute Payment Waivers (if any) to Acquiror, the Company shall prepare and distribute to its shareholders a disclosure statement describing all potential “parachute payments” and benefits that may be received by such disqualified individual(s) and shall submit such payments to its shareholders for approval, in each case, in accordance with the requirements of Section 280G(b)(5)(B) of the Code and the Department of Treasury regulations promulgated thereunder, such that, if approved by the requisite majority of the shareholders, such payments and benefits shall not be deemed to be “parachute payments” under Section 280G of the Code (the foregoing actions, a “280G Vote”). No later than three (3) Business Days prior to the Closing, if Parachute Payment Waivers are obtained and a 280G Vote is required, the Company shall deliver to Acquiror evidence reasonably satisfactory to Acquiror, (i) that a 280G Vote was solicited in conformance with Section 280G of the Code, and the requisite shareholder approval was obtained with respect to any payments and/or benefits that were subject to the Company shareholder vote (the “Section 280G Approval”) or (ii) that the Section 280G Approval was not obtained and as a consequence, pursuant to the Parachute Payment Waiver, such “parachute payments” shall be reduced accordingly so that no payment(s) or benefit(s) provided would constitute a “parachute payment” not be made or provided. The form of the Parachute Payment Waiver, and related shareholder voting, consent and disclosures to be submitted to the Company’s shareholders in connection with the 280G Vote and the calculations related to the foregoing shall be subject to advance review and approval by Acquiror, which approval shall not be unreasonably withheld. For purposes hereof, the term “Parachute Payment Waiver” means, with respect to any Person, a written agreement waiving such Person’s right to receive any “parachute payments” (within the meaning of Section 280G of the Code and the Department of Treasury regulations promulgated thereunder) solely to the extent required to avoid the imposition of a tax under Section 4999 of the Code by virtue of the operation of Section 280G of the Code and to accept in substitution therefor the right to receive such payments only if approved by the shareholders of the Company in a manner that complies with Section 280G(b)(5)(B) of the Code and the regulations promulgated thereunder.

6.8      Tax Matters.

(a)    Transfer Taxes. All transfer, documentary, sales, use, stamp, registration value added and other similar Taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the transaction contemplated hereby (collectively, “Transfer Taxes”) shall be paid by Acquiror when due, and Acquiror will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes.

(b)    Tax Returns. Acquiror shall prepare and file, or shall cause to be prepared and filed, (i) all Tax Returns of the Company and its Subsidiary to be filed for any Tax period ending on or before the Closing Date (a “Pre-Closing Tax Period”) the due date of which (taking into account extensions) is after the Closing Date and (ii) all Tax Returns of the Company and its Subsidiaries to be filed for any Tax period that includes (but does not end on) the Closing Date (a “Straddle Period”).

(c)    Cooperation on Tax Matters. Acquiror, the Company and its Subsidiaries and the Securityholders’ Representative shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the preparation and filing of Tax Returns pursuant to this Agreement and any Proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Acquiror, the Company and its Subsidiaries and the Securityholders’ Representative agree (A) to retain all books and records with respect to Tax matters pertinent to the Company and its Subsidiaries relating to any Pre-Closing Tax Period and any Straddle Period until the expiration of the applicable statute of limitations (and, to the extent notified by the other party, any extensions thereof), and to abide by all record retention agreements entered into with any Governmental Entity and (B) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, Acquiror, the Company and its Subsidiaries and the Securityholders’ Representative, as the case may be, shall allow the other party to take possession of such books and records at such other party’s expense. Acquiror and the Securityholders’ Representative further agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(d)    Tax Claims. If, subsequent to the Closing, any of Acquiror, the Company, the Subsidiary of the Company or the Securityholders’ Representative receives notice of a claim, assessment, deficiency, investigation, audit or Proceeding by any Tax Authority that, if successful, might result in an indemnity payment hereunder (a “Tax Claim”), then within twenty (20) Business Days after receipt of such notice, Acquiror, the Company, the Subsidiary of the Company or the Securityholders’ Representative, as the case may be, shall give written notice of such Tax Claim to the other parties; provided, however, that the failure to provide such notice shall not release such party from any of their obligations under this Agreement (including Article IX) except to the extent that such party is materially prejudiced by such failure. Acquirer shall have the right to control the conduct and resolution of any Tax Claim; provided, however, that (i) the Securityholders’ Representative shall have the right to participate in, but not control, the conduct of such Tax Claim at its own expense and with its own counsel, (ii) Acquiror shall keep the Securityholders’ Representative reasonably informed of all developments on a timely basis, (iii) and Acquiror shall not resolve or settle such Tax Claim without Securityholders’ Representative’s prior written consent, which shall not be unreasonably withheld, conditioned, or delayed.

(e)    Transaction Tax Deductions. Acquiror, the Company and the Securityholders’ Representative agree that to the extent permitted by applicable Tax Legal Requirements and to the extent such items are deductible under applicable Tax Legal Requirements, any items of Transaction Expenses, Indebtedness, any payments relating to the cancellation or exercise of any Company Options and any other compensatory payments contemplated by this Agreement shall be allocated to, and reported in, the Pre-Closing Tax Period or the portion of a Straddle Period ending on the Closing Date, for purposes of preparing and filing any Tax Returns and for purposes of determining the amount of any liability for Taxes.

(f)    Straddle Period. In the case of any Straddle Period, the amount of Taxes allocable to the portion of the Straddle Period ending on the Closing Date shall be determined as follows: (i) in the case of Taxes that are based upon or related to income or receipts, based upon or imposed in connection with any sale or other transfer or assignment of property or any other specifically identifiable transaction or event, the amount of such Taxes shall be determined based on an interim closing of the books as of the Effective Time, and (ii) in the case of Taxes not described in clause (i) above (such as real or personal property Taxes), the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days in the Straddle Period ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire relevant Straddle Period.

(g)    Post-Closing Tax Actions. Without Securityholders’ Representative’s prior written consent (such consent not to be unreasonably withheld, conditioned, or delayed), Acquiror shall not, and shall not permit the Company or its Subsidiaries to, (i) amended any Tax Return, file any Tax Returns in a jurisdiction where the Company or a Subsidiary of the Company has not historically filed Tax Returns; (ii) make, change or revoke any tax election; (iii) change any Tax accounting period or method; (iv) agree to waive or extend the applicable statute of limitations relating to Taxes; or (v) voluntarily approach any Tax Authority, in each case, with respect to Taxes of the Company or its Subsidiaries for any Pre-Closing Tax Period. Acquiror shall not make any election under Section 338 or Section 336 of the Code (or any similar provision under state, local or non-U.S. Tax Legal Requirement) with respect to the Merger.

6.9     Indemnification; Directors’ and Officers’ Insurance.

(a)    For a period of six (6) years from and after the Closing Date, Acquiror and the Surviving Corporation agree to indemnify (including advancement of expenses) and hold harmless all past and present officers and directors of the Company to the same extent such persons are indemnified by the Company as of the date of this Agreement pursuant to the Company Certificate of Incorporation, the bylaws of the Company, any applicable employment agreements or indemnification agreements or under applicable Legal Requirements for acts or omissions which occurred at or prior to the Effective Time. The Surviving Corporation’s certificate of incorporation and bylaws shall contain provisions with respect to indemnification and exculpation that are at least as favorable to the past and present officers and directors of the Company as those provisions contained in the Company Certificate of Incorporation and the bylaws of the Company in effect on the date hereof, and such provisions shall not be amended, repealed or otherwise modified for a period of six (6) years in any manner that would adversely affect the rights of the past and present officers and directors of the Company.

(b)    For a period of six (6) years from and after the Effective Time, each of Acquiror and the Surviving Corporation agrees to provide officers’ and directors’ liability insurance with respect to acts or omissions occurring at or prior to the Effective Time covering each past and present officer and member of the Board of Directors of the Company who is currently covered by the Company’s officers’ and directors’ liability insurance policy. The terms and coverage amounts of the liability insurance policy shall be at least as favorable as the terms and coverage amounts of the liability insurance policy in effect on the date hereof.

(c)    If Acquiror, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Acquiror or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 9.

(d)    The provisions of this Section 6.8 are intended for the benefit of, and shall be enforceable by, all past and present officers and directors of the Company and his or her heirs and representatives. The rights of all past and present officers and directors of the Company under this Section 6.8 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract, applicable Legal Requirements or otherwise.

6.10    Exclusivity. During the period from the date of this Agreement until the Closing or the earlier termination of this Agreement in accordance with its terms, the Company shall not, and shall cause its Affiliates and representatives not to, directly or indirectly, (a) solicit, initiate, engage or participate in discussions or negotiations with any Person (other than the Acquiror and its Affiliates and representatives) with respect to, or enter into any agreement or accept any offer to consummate any (i) merger or consolidation involving any of the Company or its Subsidiaries, (ii) sale of substantially all of the assets of any of the Company or its Subsidiaries, (iii) sale of the equity securities of any of the Company or its Subsidiaries (or any rights to acquire securities convertible into or exchangeable for, equity securities) or (iv) similar transactions or business combinations for the acquisition of any of the Company or its Subsidiaries or their business or assets or (b) furnish any information with respect to, assist or participate in or facilitate in any other manner any effort or attempt by any Person (other than the Acquiror and its Affiliates and representatives) to do or seek to do any of the foregoing.

6.11   Supplements to Company Disclosure Schedule. If the Company becomes aware of any fact or condition that constitutes a breach of any representation or warranty made by the Company in Article III above, or if any fact or condition, either currently existing or hereafter occurring, requires any change in the Company Disclosure Schedule delivered to Acquiror at the time of execution of this Agreement, the Company may deliver to Acquiror before the Closing a supplement to the Company Disclosure Schedule specifying any needed change. Any such supplement to the Company Disclosure Schedule shall not be given effect for purposes of determining whether there has been a breach of a representation and warranty for purposes of the conditions set forth in Section 7.3(a), the termination rights set forth in Section 8.1, or the indemnification provisions under Article IX hereof.

ARTICLE VII

CONDITIONS TO THE MERGER

7.1     Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party hereto to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions:

(a)    Illegality. No temporary restraining Order, preliminary or permanent Order issued by any court or other Governmental Entity of competent authority preventing the consummation of the Merger or the other transactions contemplated by this Agreement shall be in effect, and no Legal Requirement shall have been enacted, entered, enforced or deemed applicable to the Merger, which prohibits the consummation of the Merger or the other transactions contemplated by this Agreement, and there is no pending action, suit or similar legal proceeding brought by any Governmental Entity challenging or seeking to restrain or prohibit the Merger (collectively, “Restraints”).

(b)   Regulatory Approvals. The waiting period (and any extension thereof) applicable under the HSR Act with respect to the consummation of the transactions contemplated hereby shall have expired or been terminated, without written notification from the applicable Governmental Entity that any investigation or review of the Merger is anticipated or ongoing.

(c)    Stockholder Approval. The Company shall have obtained the approval of this Agreement, the Merger, and the transactions contemplated hereby by the holders of the Company Capital Stock in accordance with applicable Legal Requirements and the Company Certificate of Incorporation and bylaws, which approval shall be in full force and effect.

7.2     Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions (it being understood that each such condition is solely for the benefit of the Company and may be waived by the Company in writing in its sole discretion without notice, liability or obligation to any Person):

(a)    Representations and Warranties. The representations and warranties of Acquiror and Merger Sub contained in this Agreement shall be true and correct on the date hereof and as of the Closing Date with the same force and effect as if made on the Closing Date (except that those representations and warranties which address matters only as of a particular date shall have been true and correct only on such date), except, in each case, or in the aggregate, as does not constitute and would not reasonably be expected to have a Material Adverse Effect on Acquiror at the Closing Date. The Company shall have received (i) a certificate with respect to the foregoing signed on behalf of Acquiror, with respect to the representations and warranties of Acquiror, by an authorized executive officer of Acquiror and (ii) a certificate with respect to the foregoing signed on behalf of Merger Sub, with respect to the representations and warranties of Merger Sub, by an authorized executive officer of Merger Sub.

(b)    Covenants. Acquiror and Merger Sub shall have performed and complied in all material respects with all covenants, obligations and agreements of this Agreement required to be performed and complied with by them at or prior to the Closing.

(c)    Payments at the Closing. On or prior to the Closing Date, Acquiror shall have made the payments contemplated by Section 1.4(a)(v) through (x).

(d)    Receipt of Closing Deliveries. The Company shall have received each of the agreements, instruments and other documents set forth in Section 1.4(a).

7.3     Additional Conditions to the Obligations of Acquiror. The obligations of Acquiror and Merger Sub to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions (it being understood that each such condition is solely for the benefit of Acquiror and Merger Sub and may be waived by Acquiror and Merger Sub in writing in their sole discretion without notice, liability or obligation to any Person):

(a)    Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct on the date hereof and as of the Closing Date with the same force and effect as if made on the Closing Date (except that those representations and warranties which address matters only as of a particular date shall have been true and correct only on such date), except, in each case, or in the aggregate, as does not constitute and would not reasonably expected to have a Material Adverse Effect on the Company at the Closing Date. Notwithstanding the foregoing, the representation and warranties set forth in Section 3.3 (Capital Structure) (except for only de minimis inaccuracies) and Section 3.4(a) and (b) (Authority; Noncontravention) shall be accurate in all respects on the date hereof and as of the Closing Date. Acquiror shall have received a certificate with respect to the foregoing signed on behalf of the Company, with respect to the representations and warranties of the Company, by an authorized executive officer of the Company.

(b)    Covenants. The Company shall have performed and complied in all material respects with all covenants, obligations and agreements of this Agreement required to be performed and complied with by the Company at or prior to the Closing.

(c)    Receipt of Closing Deliveries. Acquiror shall have received each of the agreements, instruments and other documents set forth in Section 1.4(b).

(d)    No Material Adverse Effect. Since the Agreement Date, there shall not have occurred any event which, individually or in the aggregate, has caused or would reasonably be expected to result in a Material Adverse Effect with respect to the Company.

ARTICLE VIII

TERMINATION

8.1     Termination. At any time prior to the Effective Time, this Agreement may be terminated and the Merger abandoned by authorized action taken by the terminating party (notwithstanding approval and adoption of this Agreement by the Company Stockholders):

(a)    by mutual written consent duly authorized by the Company Board and the board of directors of Acquiror;

(b)    by either Acquiror or the Company, if the Merger shall not have occurred on or before November 30, 2021 (the “Outside Date”); provided, however, (i) the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose breach of this Agreement has been the proximate cause of or resulted in the failure of the Merger to occur on or before the Outside Date and (ii) if the condition set forth in Section 7.1(b) shall not have been satisfied prior to such date but all the other conditions in Article VII have been satisfied or waived (other than those conditions that by their terms are to be satisfied at Closing), then each of Acquiror and the Company may elect to extend the term of this Agreement until a date and time not later than December 31, 2021;

(c)    by either Acquiror or the Company, if a Restraint shall be in effect and shall have become final and non-appealable;

(d)    by Acquiror, if the Company shall have breached any representation, warranty, covenant or agreement contained in this Agreement and such breach shall not have been cured within thirty (30) days after receipt by the Company of written notice of such breach and if not cured within the timeframe above and at or prior to the Closing, such breach would result in the failure of the condition set forth in Section 7.3(a) or (b);

(e)    by the Company, if Acquiror or Merger Sub shall have breached any representation, warranty, covenant or agreement contained in this Agreement and such breach shall not have been cured within thirty (30) days after receipt by Acquiror of written notice of such breach and if not cured within the timeframe above and at or prior to Closing, such breach would result in the failure of the conditions set forth in Section 7.2(a) or (b); or

(f)    by Acquiror, if the execution of the Executed Written Consent by each Required Stockholder and the Consent Certificate shall not have been obtained by Company and delivered to Acquiror prior to the Requisite Stockholder Approval Deadline.

In the event of termination by Acquiror or the Company pursuant to this Section 8.1 (other than Section 8.1(a)), written notice thereof shall be given to other parties hereto.

8.2    Effect of Termination. If this Agreement is terminated pursuant to this Article VIII, except as set forth in this Section 8.2, it shall become void and of no further force and effect, with no liability on the part of any party to this Agreement (or any of their respective officers, directors, stockholders, Affiliates, employees, agents, advisors, attorneys or representatives), except that, if such termination results from Fraud by any party or a willful and material (a) failure of any party to perform its covenants, obligations or agreements contained in this Agreement or (b) breach by any party of its covenants, representations or warranties contained in this Agreement, then such party shall be fully liable (whether at law, in equity, in contract, tort or otherwise) for any Damages incurred or suffered by the other parties as a result of such failure or breach. The provisions of Section 6.1 (Confidentiality; Public Disclosure), Section 6.5 (Expenses), this Section 8.2 (Effect of Termination), Article X (General Provisions) and the Confidentiality Agreement shall survive any termination of this Agreement.

ARTICLE IX

INDEMNIFICATION

9.1    Survival. If the Merger is consummated, all representations and warranties contained in Articles II and III of this Agreement shall survive the Closing and remain in full force and effect for a period of eighteen (18) months after the Closing Date and then shall terminate (the “Indemnity Termination Date”); provided, however, that the representations and warranties contained in Section 3.1 (Organization, Standing and Power), Section 3.3 (Capital Structure) Section 3.4(a) and (b) (Authority), and Section 3.19 (Brokers) (“Fundamental Representations”) shall survive the Closing and remain in full force and effect for a period of six (6) years after the Closing Date; provided further, that if, at any time prior to the expiration of the applicable survival period, any Indemnified Person delivers to the Escrow Agent and Securityholders’ Representative or Acquiror, as applicable, a Claim Notice in accordance with Section 9.5(a) alleging a breach of any representation, warranty or covenant and asserting a claim for recovery under Section 9.2 or Section 9.3, as applicable, based on such breach, then, solely with respect to such claim, the representation, warranty or covenant underlying the claim asserted in such notice shall survive until such time as the claim set forth in such Claim Notice is fully and finally resolved. If the Merger is consummated, all covenants of the parties (including the covenants set forth in Article V and Article VI) shall expire and be of no further force or effect as of the Closing, except to the extent such covenants provide that they are to be performed after the Closing. If the Merger is consummated, Article IX is the sole and exclusive remedy to the parties for all claims other than claims based upon Fraud.

9.2    Indemnification Obligations of the Escrow Participants. After the Closing, and subject to the limitations set forth in this Article IX, each Escrow Participant shall severally, and not jointly, and with respect to itself only, in accordance with each Escrow Participant’s Escrow Participant Pro Rata Share of the Indemnity Escrow Amount for non-Fundamental Representations and each Escrow Participant’s Escrow Participant Pro Rata Share for Fundamental Representations and the other items listed in Section 9.2(b) below, indemnify (but for Section 9.2(a) only up to each Escrow Participant’s Escrow Participant Pro Rata Share of the Indemnity Escrow Amount, and for Section 9.2 (b) – 9.2(e) only to the extent and up to a maximum of each Escrow Participant’s amount of Closing Merger Consideration actually received by such Escrow Participant) Acquiror, Acquiror’s Affiliates and, if applicable, their respective officers, directors, and agents, and their respective assigns (each of the foregoing being referred to individually as an “Acquiror Indemnified Person” and collectively as “Acquiror Indemnified Persons”) from and against any and all Damages, directly arising out of or resulting from and without duplication:

(a)    any breach of any representation or warranty of the Company contained in Article III of this Agreement (as qualified by the Company Disclosure Schedule);

(b)    any breach of any Fundamental Representation;

(c)    any breach or nonfulfillment of any covenant made by the Company in this Agreement;

(d)    any inaccuracy in the Spreadsheet; and

(e)    any Indebtedness and Transaction Expenses but only to the extent not considered in the adjustments made to the Merger Consideration in accordance with this Agreement.

9.3    Indemnification Obligations of the Acquiror. After the Closing, and subject to the limitations set forth in this Article IX, Acquiror shall indemnify the Company Securityholders and their respective officers, directors, agents and employees, and their respective assigns from and against any and all Damages, directly arising out of or resulting from and without duplication:

(a)    any breach of any representation or warranty of Acquiror or Merger Sub contained in Article IV of this Agreement (as qualified by disclosure schedules prepared by the Acquiror or Merger Sub); and

(b)    any breach or nonfulfillment of any covenant made by the Acquiror or Merger Sub in this Agreement.

9.4     Indemnification Limitations.

(a)    Damages that may be recovered shall take account of and be reduced by (i) any amounts recovered by the Indemnified Persons pursuant to any indemnification by or indemnification agreement with any third party, (ii) the amount of any insurance proceeds, contribution payments or reimbursements actually received or receivable by the Indemnified Person in respect thereof and (iii) an amount equal to the amount of any Tax benefit (including for the avoidance of doubt any available net operating loss carry forwards) that is or can be actually realized by the Indemnified Persons in connection with such Damages or any of the circumstances giving rise thereto (each Person named and source identified in clauses (i), (ii) and (iii), a “Collateral Source”). The Indemnified Persons shall use commercially reasonable efforts to seek recovery from all Collateral Sources. If the amount to be netted hereunder from any payment required under Section 9.2 or Section 9.3 is determined after payment by the Escrow Participants or Acquiror, as applicable, of any amount otherwise required to be paid to an Indemnified Person under this Article IX, the Indemnified Persons shall repay to the Indemnifying Person, promptly after such determination, any amount that Indemnifying Person would not have had to pay pursuant to this Section (a) had such determination been made at the time of such payment. The Indemnified Persons will conduct themselves in a reasonable and prudent manner in seeking such indemnification consistent with the manner in which it would conduct itself in the absence of this Article IX.

(b)    Any indemnification obligations of Acquiror or Merger Sub pursuant to Section 9.3 shall be paid to the Paying Agent for distribution to the Escrow Participants based on their Escrow Participant Indemnity Escrow Amount Pro Rata Share as set forth on the Spreadsheet, by wire transfer of immediately available funds to the Paying Agent within two (2) Business Days after the determination thereof.

(c)    Any indemnification obligations of the Escrow Participants pursuant to Section 9.2 shall first be paid to Acquiror, by wire transfer of immediately available funds by the Escrow Agent from the Indemnity Escrow Account pursuant to the terms of the Escrow Agreement, and for Section 9.2(b) through 9.2(e) that exceed the Escrow Amount, second, from each Escrow Participant’s Escrow Participant Pro Rata Share, but in no event shall an Escrow Participant be responsible for Damages under Section 9.2(b) through 9.2(e) in excess of such Escrow Participant’s Escrow Participant Pro Rata Share of the Merger Consideration actually received by such Escrow Participant.

(d)    Notwithstanding anything contained in this Agreement to the contrary, no indemnification shall be available under Section 9.2(a) or Section 9.3(a) unless and until all Damages exceed $375,000 (the “Basket”) after which time the Indemnified Persons shall be entitled to be indemnified against and compensated and reimbursed for any amounts of Damages in excess of the Basket.

(e)    Amounts indemnifiable hereunder to Acquiror Indemnified Persons on account of Damages shall be reduced on a dollar-for-dollar basis to the extent any such amount was reflected in the Current Liabilities in the calculation of the Company Net Working Capital on the Final Adjustment Statement (with the intent of this provision to merely be to avoid “double counting”).

(f)    The parties hereto agree that, except in the case of claims based on Fraud, the provisions of this Article IX are intended to and shall provide the sole and exclusive remedy for the Indemnified Persons following the Closing as to all money damages arising under this Agreement (it being understood that nothing in this Article IX or elsewhere in this Agreement shall affect the Securityholders’ Representative’s indemnification rights in Section 10.10(c) and the parties’ rights to specific performance or other equitable remedies to enforce the parties’ obligations under this Agreement).

9.5     Indemnification Claims.

(a)    In order to seek indemnification under Section 9.2 or Section 9.3, the Indemnified Person shall deliver to the Escrow Agent, if applicable, and the Indemnifying Person, a certificate signed by any officer of Indemnified Person (a “Claim Notice”) (if the Escrow Participants are the Indemnifying Person, such notice shall be provided to the Securityholders’ Representative) promptly after the Indemnified Person has knowledge of a bona fide claim for indemnification pursuant to this Article IX; provided, that the Indemnified Person shall use commercially reasonable efforts to mitigate Damages prior to delivering a Claim Notice; provided, further, that any delay in providing such notice shall not result in the Indemnified Person losing its rights under this Article IX in the case of a Third Party Claim except to the extent the Indemnifying Person demonstrates that the defense of such Third Party Claim is materially prejudiced thereby:

(i)     stating that the Indemnified Person has a claim for Damages;

(ii)    stating the amount of such Damages that have been incurred, paid, reserved or accrued (the “Claimed Amount”); and

(iii)   specifying in reasonable detail (based upon the information then possessed by Indemnified Person) the individual items of such Damages included in the amount so stated and the nature of the claim to which such Damages are related and the provision of the Agreement which gives rise to the claim.

(b)    The Indemnifying Person may (if the Escrow Participants are the Indemnifying Person, the Securityholders’ Representative may), at any time on or before the thirtieth (30th) day following its and, if applicable, the Escrow Agent’s receipt of a Claim Notice (the “Objection Period”), object (a “Claim Objection”) to a claim made in such Claim Notice by delivering written notice to the Indemnified Person and, if applicable, the Escrow Agent. The Claim Objection shall set forth in reasonable detail the reasons for the objection to such claim and the portion of the Claimed Amount which is disputed. If the Indemnified Person and, if applicable, the Escrow Agent do not receive a Claim Objection in respect of any Claim Notice within the Objection Period in accordance with this section, (x) in the case that an Acquiror Indemnified Person is the Indemnified Person, the Escrow Agent shall, within two (2) Business Days following the end of the Objection Period, deliver to the Indemnified Person, the full Claimed Amount from the Indemnity Escrow Amount to the Indemnified Person, and (y) in the case that Acquiror is the Indemnifying Person, remit payment of the full Claimed Amount to the Paying Agent (with corresponding notice to the Securityholders’ Representative) as set forth in Section 9.4(b). If the Indemnified Person and, if applicable, the Escrow Agent receive a Claim Objection in respect of any Claim Notice within the Objection Period in accordance with this section, the Escrow Agent or Acquiror, as applicable, shall within two (2) Business Days following the end of the Objection Period deliver to the Indemnified Person, an amount equal to the portion of the Claimed Amount not subject to dispute from the Indemnity Escrow Amount, or in the case of Acquiror, remit payment to the Paying Agent (with corresponding notice to the Securityholders’ Representative) as set forth in Section 9.4(b) (in either case, if any).

(c)    During the twenty (20) day period following the delivery of a Claim Objection in accordance with Section 9.5(b), the Indemnifying Person and the Indemnified Person shall attempt in good faith to resolve such dispute. If the dispute is not resolved within such twenty (20) day period, either the Indemnifying Person or the Indemnified Person may bring suit in the Delaware Courts. Within two (2) Business Days of the resolution of the dispute (whether by mutual agreement or by final, non-appealable judicial decision), if the Acquiror prevails in such dispute, a written notice executed by the Securityholders’ Representative and Acquiror (or a final, non-appealable judicial decision) shall be delivered to the Escrow Agent instructing the Escrow Agent as to what (if any) payment is to be made to Acquiror from the Indemnity Escrow Amount (which notice shall be consistent with the terms of the resolution of the dispute), or if Securityholders’ Representative prevails in the dispute, Acquiror shall remit payment to the Paying Agent (with corresponding notice to the Securityholders’ Representative) as set forth in Section 9.4(b), (if any). If the amount remaining in the Indemnity Escrow Account is insufficient to cover the full award amount from such final, non-appealable judicial decision, or the award amount from such final, non-appealable judicial decision (x) is in respect of indemnification obligations set forth in Section 9.2(b) through Section 9.2(e) and (y) Acquiror has advised to the Securityholders’ Representative that Acquiror is seeking recovery directly against the Escrow Participants, then each Escrow Participant will, within twenty (20) Business Days following the entry of such final judgment, or such shorter period of time as may be set forth in such final judgment, pay to Acquiror, each Escrow Participant’s Pro Rata Portion of the amount of such shortfall.

(d)    To the extent the provisions of Section 9.6 conflict with Section 6.8(d), Section 6.8(d) shall govern with respect to any Tax Claim.

9.6     Third Party Claims.

(a)    Following the delivery of a Claim Objection with respect to a third party claim (a “Third Party Claim”), the Indemnifying Person may, upon written acknowledgment without qualification of the right to the Indemnified Person to be indemnified for Damages incurred in connection with such Third Party Claim, be entitled to appoint counsel of the Indemnifying Person’s choice at the expense of the Indemnifying Person to represent the Indemnified Person and any others the Indemnified Person may reasonably designate in connection with such Third Party Claim (in which case the fees and expenses of any separate counsel retained by any Indemnified Person shall not be Damages). The Indemnifying Person shall not consent to the entry of any judgment or enter into any settlement without the consent of the Indemnified Person, such consent not to be unreasonably withheld, conditioned or delayed. The Indemnified Person shall have the right to participate at its own expense in the defense of such asserted liability, but shall not be entitled to settle or compromise such asserted liability without the prior written consent of the Indemnifying Person, such consent not to be unreasonably withheld, conditioned or delayed.

(b)    If the Indemnifying Person has the right to and elects to defend any Third Party Claim, the Indemnifying Person shall (i) promptly submit to the Indemnified Person copies of all pleadings, responsive pleadings, motions and other similar legal documents and papers received or filed in connection therewith, (ii) permit the Indemnified Person and its counsel to confer on the conduct of the defense thereof, and (iii) to the extent practicable, permit the Indemnified Person and its counsel an opportunity to review all legal papers to be submitted prior to their submission. The parties hereto agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any Third Party Claim, including by providing access to each other’s relevant business records and other documents and employees.

(c)    Notwithstanding the provisions of Section 9.6(a), the Indemnifying Person shall not be entitled to assume the defense of any Third Party Claim that (i) relates to or arises in connection with a criminal action or an action brought by a Governmental Entity, or (ii) seeks an injunction or equitable relief against the Indemnified Person.

9.7     Tax Treatment of Indemnification Payments. The Escrow Participants and Acquiror agree to treat any indemnity payment made pursuant to this Agreement as an adjustment to the consideration payable to the Escrow Participants under this Agreement for all income Tax purposes.

9.8    Materiality. Both for purposes of determining whether a breach of any representations, warranties, covenants or agreements contained in this Agreement has occurred, for which a party is entitled to indemnification under this Article IX and for purposes of calculating any Damages relating thereto, any “materiality” (including the word “material”), “Material Adverse Effect” or other similar qualifications in such representations, warranties, covenants and agreements shall be disregarded as if deleted from the applicable text, in each case, other than “Material Adverse Effect” in Section 3.8, the use of the word “material” in any defined terms (e.g., “Material Contract”) or in Section 3.5.

9.9     Escrow Release. On the Indemnity Termination Date, Acquiror and the Securityholders’ Representative shall execute and deliver to the Escrow Agent a joint written instruction to the Escrow Agent directing the Escrow Agent to release all remaining funds held by the Escrow Agent with respect to the Indemnity Escrow Amount (and not distributed or distributable to the Securityholders’ Representative in accordance with Section 10.10 below or subject to a pending indemnification claim of an Indemnified Person) to the Paying Agent for further distribution to the Escrow Participants in accordance with each such Person’s Escrow Participant Pro Rata Share as set forth on the Spreadsheet.

9.10   Waiver of Subrogation. Acquiror expressly waives any right of subrogation against any Indemnifying Person (if the Escrow Participants are the Indemnifying Person) under this Agreement except to the extent such a waiver would violate the terms of any insurance policy or other contract to which Acquiror or any of its Affiliates is a party.

ARTICLE X

GENERAL PROVISIONS

10.1    Notices. Any notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by a nationally recognized overnight courier service (providing written proof of delivery), such as Federal Express, or mailed by registered or certified mail (return receipt requested and first-class postage prepaid) or sent via electronic mail (with confirmation of receipt) to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice, provided that a notice of change in address shall not be deemed to have been given until received by the addressee):

(i)          if to Acquiror or Merger Sub, to:

Mesa Laboratories, Inc.
Attention:

Chief Executive Officer

General Counsel

E-mail: gary.owens@mesalabs.com

              legal@mesalabs.com

with a copy (which shall not constitute notice) to:

Davis Graham & Stubbs LLP
1550 17th St.

Denver, CO 80202

(ii)         if to the Company, to:

Agena Bioscience, Inc.
Attention: Chief Executive Officer
Email: peter.dansky@agenabio.com

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)
4365 Executive Drive, Suite 1100
San Diego, CA 92121
Attention: Mike Brown & David Clark
E-mail: Michael.Brown@dlapiper.com & David.Clark@dlapiper.com

(iii)        if to the Securityholders’ Representative, to:

Telegraph Hill Partners Management Company LLC
E-mail: ach@thpartners.net

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)
4365 Executive Drive, Suite 1100
San Diego, CA 92121
Attention: Mike Brown
E-mail: Michael.Brown@dlapiper.com

10.2    Counterparts. This Agreement may be executed manually or by electronic transmission by the parties hereto, in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood that all parties hereto need not sign the same counterpart.

10.3    Entire Agreement; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to in this Agreement or delivered pursuant hereto, including all the Exhibits attached hereto and the Schedules, including the Company Disclosure Schedule, (a) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, except for the Confidentiality Agreement and the Letters of Transmittal, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with their respective terms and (b) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder (except that Section 6.8 is intended to benefit the former, current and future officers and directors of the Company and Article IX is intended to benefit Indemnified Persons).

10.4    Amendment; Waiver. Subject to the provisions of applicable Legal Requirements, the parties hereto may amend this Agreement by authorized action at any time (notwithstanding approval and adoption of this Agreement by the Company Stockholders) pursuant to an instrument in writing signed on behalf of each of the parties hereto (provided that no amendment shall be made which by Legal Requirement requires further approval by the Company Stockholders without such further stockholder approval). To the extent permitted by applicable Legal Requirements, Acquiror and the Securityholders’ Representative may cause this Agreement to be amended at any time after the Effective Time by execution of an instrument in writing signed on behalf of Acquiror and the Securityholders’ Representative. The failure of any party to assert any rights or remedies shall not constitute a waiver of such rights or remedies; provided, however, that, notwithstanding the foregoing, time is of the essence with regard to all dates and time periods set forth or referred to in this Agreement.

10.5    Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void, except that Acquiror may assign this Agreement to any direct or indirect wholly owned subsidiary of Acquiror without the prior consent of the Company; provided, however, that Acquiror shall remain liable for all of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

10.6    Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as to reasonably effect the intent of the parties hereto. The parties hereto shall use all reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

10.7    Governing Law; Venue; Waiver of Jury Trial; Specific Performance.

(a)    This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without reference to such state’s principles of conflicts of law. Each of the parties hereby expressly and irrevocably submits to the exclusive jurisdiction of the United States District Court for the District of Delaware and the jurisdiction of any other competent court of the State of Delaware (the “Delaware Courts”), preserving, however, all rights of removal to such federal court under 28 U.S.C. 1441, in respect of all disputes arising out of or in connection with this Agreement and the documents referred to in this Agreement or the transactions contemplated hereby and thereby (including resolution of disputes under Article IX), and hereby waives, and agrees not to assert, as a defense in any Proceeding arising out of or in connection with this Agreement and the documents referred to in this Agreement or the transactions contemplated hereby and thereby, that it is not subject thereto or that such Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such Proceeding shall be heard and determined in the Delaware Courts. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 10.1 or in such other manner as may be permitted by applicable Legal Requirements, shall be valid and sufficient service thereof. Notwithstanding the foregoing, each party agrees that each of the other parties shall have the right to bring any Proceeding for enforcement of any Order entered by a Delaware Court in any other court having jurisdiction.

(b)    EACH OF THE PARTIES HERETO HEREBY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY WITH AND UPON THE ADVICE OF COMPETENT COUNSEL IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

(c)    Each of the parties hereto agrees that this Agreement is intended to be legally binding and specifically enforceable pursuant to its terms and that Acquiror and the Company may be irreparably harmed if any of the provisions of this Agreement are not performed in accordance with their specific terms and that monetary damages may not provide adequate remedy in such event. Accordingly, in addition to any other remedy to which a non-breaching party may be entitled at law, a non-breaching party shall be entitled to seek injunctive relief to prevent breaches of this Agreement and to specifically enforce the terms and provisions hereof.

10.8    Interpretation; Rules of Construction.

(a)    Interpretation. When a reference is made in this Agreement to Articles, Sections or Exhibits, such reference shall be to an Article or Section of, or an Exhibit to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “include,” “includes” and “including” when used in this Agreement shall be deemed in each case to be followed by the words “without limitation.” The phrases “provided to,” “delivered to,” “made available to,” “furnished to,” and phrases of similar import when used in this Agreement, unless the context otherwise requires, means that a copy of the information or material referred to has been provided to the party to whom such information or material is to be provided, including by means of being provided for review in the virtual data room set up by the Company through Donnelley Venue in connection with this Agreement. Unless the context of this Agreement otherwise requires: (a) words of any gender include each other gender; (b) words using the singular or plural number also include the plural or singular number, respectively; and (c) the terms “hereof,” “herein,” “hereunder” and derivative or similar words refer to this entire Agreement.

(b)    The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Schedule and each Exhibit attached hereto, the application of any Legal Requirement, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

10.9    DAMAGES LIMITATION. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, INCLUDING IN THE DEFINITION OF DAMAGES, THE PARTIES TO THIS AGREEMENT EXPRESSLY WAIVE AND FOREGO (ON BEHALF OF THEMSELVES AND EACH OF THE INDEMNIFIED PERSONS) ANY RIGHT TO RECOVER PUNITIVE DAMAGES, REMOTE OR SPECULATIVE DAMAGES, IN EACH CASE IN ANY ARBITRATION, LAWSUIT, LITIGATION OR OTHER PROCEEDING ARISING OUT OF OR RESULTING FROM ANY CONTROVERSY OR CLAIM (INCLUDING, BUT NOT LIMITED TO, NEGLIGENCE CLAIMS) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, WHETHER OR NOT THE POSSIBILITY OF SUCH HAS BEEN DISCLOSED IN ADVANCE OR COULD HAVE BEEN REASONABLY FORESEEN, EXCEPT FOR ANY SUCH EXCLUDED DAMAGES THAT MAY BE AWARDED IN CONNECTION WITH A THIRD-PARTY CLAIM FOR WHICH A PARTY IS ENTITLED TO BE INDEMNIFIED HEREUNDER.

10.10  Securityholders’ Representative.

(a)    Each Escrow Participant by virtue of the approval and adoption of this Agreement or other appointment authorization documentation (other than such Company Stockholders, if any, who have perfected appraisal rights under Delaware Law) or by accepting any consideration payable hereunder shall be deemed to have agreed to appoint Telegraph Hill Partners Management Company LLC as its agent and attorney-in-fact (the “Securityholders’ Representative ”) for and on behalf of the Escrow Participants to act for the Escrow Participants with regard to matters pertaining to Sections 2.6, 2.7, 6.8, 7.3, Article IX and Article X, give and receive notices and communications, authorizes payment to any Indemnified Person from the Indemnity Escrow Amount in satisfaction of claims by any Indemnified Person, object to such payments, agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to such claims, assert, negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to, any other claim by any Indemnified Person against any Escrow Participant or by any Escrow Participant against any Indemnified Person or any dispute between any Indemnified Person and any such Escrow Participant, in each case relating to this Agreement or the transactions contemplated hereby and to take all other actions that are either (i) necessary or appropriate in the judgment of the Securityholders’ Representative for the accomplishment of the foregoing or (ii) specifically mandated by the terms of this Agreement or the Escrow Agreement. Each Escrow Participant agrees to receive correspondence from the Securityholders’ Representative, including in electronic form. Such agency may be changed by the Escrow Participants with the right to a majority of the Indemnity Escrow Amount from time to time. Notwithstanding the foregoing, the Securityholders’ Representative may resign at any time by providing written notice of intent to resign to the Escrow Participants, which resignation shall be effective upon the earlier of (A) thirty (30) calendar days following delivery of such written notice or (B) the appointment of a successor by the holders of a majority in interest of the Indemnity Escrow Amount. If the Securityholders’ Representative shall be removed, resign or otherwise be unable to fulfill its responsibilities hereunder, the Escrow Participants shall appoint a successor to the Securityholders’ Representative, and shall immediately thereafter notify Acquiror of the identity of such successor. Any such successor shall succeed the former Securityholders’ Representative as the Securityholders’ Representative hereunder. If for any reason there is no Securityholders’ Representative at any time, all references in this Agreement to the Securityholders’ Representative shall be deemed to refer to the Escrow Participants. No bond shall be required of the Securityholders’ Representative. A decision, act, consent or instruction of the Securityholders’ Representative, including an amendment, extension or waiver of this Agreement pursuant to its authority hereunder, shall constitute a decision of the Escrow Participants and shall be final, binding and conclusive upon the Escrow Participants.

(b)    By executing this Agreement under the heading “Securityholders’ Representative,” Telegraph Hill Partners Management Company LLC hereby (i) accepts its appointment and authorization to act as Securityholders’ Representative as attorney-in-fact and agent on behalf of the Escrow Participants in accordance with the terms of this Agreement, and (ii) agrees to perform its obligations under, and otherwise comply with, this Section 10.10.

(c)    The Securityholders’ Representative shall not be liable to any former Escrow Participant for any act done or omitted hereunder as the Securityholders’ Representative without gross negligence, willful misconduct or bad faith (and any act done or omitted pursuant to the bona fide good faith advice of counsel, accountants and other professionals and experts retained by the Securityholders’ Representative shall be conclusive evidence of good faith). To the fullest extent permitted by applicable Legal Requirements, the Escrow Participants shall severally indemnify the Securityholders’ Representative and hold it harmless against any loss, liability or expense incurred without gross negligence, willful misconduct or bad faith on the part of the Securityholders’ Representative and arising out of or in connection with the acceptance or administration of its duties hereunder, including any out-of-pocket costs and expenses and legal fees and other legal costs reasonably incurred by the Securityholders’ Representative. If not paid directly to the Securityholders’ Representative by the Escrow Participants, such losses, liabilities or expenses may be recovered by the Securityholders’ Representative from the Reserve Account (as defined below) and the Escrow Account otherwise distributable to the Escrow Participants (and not distributed or distributable to an Indemnified Person or subject to a pending indemnification claim of an Indemnified Person) after the Indemnity Termination Date, pursuant to the terms hereof and of the Escrow Agreement, at the time of distribution, and such recovery will be made from the Escrow Participants according to their respective Escrow Participant Pro Rata Share. The Securityholders’ Representative shall only have the duties expressly stated in this Agreement and shall have no other duty, express or implied. The Securityholders’ Representative shall establish an account to hold a reserve not to exceed $200,000 (such account, the “Reserve Account” and such amount held, the “Reserve Amount”) from the Merger Consideration with respect to the Escrow Participants based upon their Escrow Participant Pro Rata Share to fund potential expenses of the Securityholders’ Representative in carrying out its authorized duties. The Securityholders’ Representative may engage attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, and maintain such records, as the Securityholders’ Representative may deem necessary or desirable and incur other out-of-pocket expenses related to performing its services hereunder and paid out of the Reserve Account. The Securityholders’ Representative may in good faith rely conclusively upon information, reports, statements and opinions prepared or presented by such professionals, and any action taken by the Securityholders’ Representative based on such reliance shall be deemed conclusively to have been taken in good faith. On the Indemnity Termination Date or, if later, the date of resolution of any claim outstanding pursuant to a Claim Notice delivered prior to such date, the Securityholders’ Representative shall release all remaining funds held in the Reserve Account (and not distributed or distributable to the Securityholders’ Representative in accordance with this Section 10.10) to the Escrow Participants. No provision of this Agreement or the Escrow Agreement shall require the Securityholders’ Representative to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges under this Agreement or the Escrow Agreement.

(d)    All of the immunities and powers granted to the Securityholders’ Representative under this Agreement shall survive the Closing and/or any termination of this Agreement and the Escrow Agreement. The grant of authority provided for in this Section 10.10: (i) is coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of the respective Escrow Participant and shall be binding on any successor thereto and (ii) shall survive the delivery of an assignment by any Escrow Participants of the whole or any fraction of his, her or its interest in the Adjustment Escrow Amount and the Indemnity Escrow Amount.

(e)    The Company shall deliver to the Securityholders’ Representative a copy of the following documents: (i) the Estimated Net Working Capital statement, (ii) the calculation of the Merger Consideration, (iii) the Spreadsheet, (iv) the Closing Expenses Certificate, (v) the Company Indebtedness Certificate and (vi) the Estimated Balance Sheet.

10.11  Waiver of Conflicts. Each of the parties hereto acknowledges and agrees, on its own behalf and on behalf of its directors, stockholders, partners, officers, employees, and Affiliates that the Company is the client of DLA Piper LLP (US) (“Firm”), and not any of its individual Company Securityholders. After the Closing, it is possible that Firm will represent the Company Securityholders, the Securityholders’ Representative and their respective Affiliates (individually and collectively, the “Seller Group”) in connection with the transactions contemplated herein or in the Escrow Agreement, the Adjustment Escrow Amount, the Indemnity Escrow Amount, and any claims made thereunder pursuant to this Agreement or the Escrow Agreement. Acquiror and the Company hereby agree that the Firm (or any successor) may represent the Seller Group in the future in connection with issues that may arise under this Agreement or the Escrow Agreement, the administration of the Adjustment Escrow Amount, the Indemnity Escrow Amount, and any claims that may be made thereunder pursuant to this Agreement or the Escrow Agreement. The Firm (or any successor) may serve as counsel to all or a portion of the Seller Group or any director, stockholder, partner, officer, employee, representative, or Affiliate of the Seller Group, in connection with any litigation, claim or obligation arising out of or relating to this Agreement, the Escrow Agreement, or the transactions contemplated by this Agreement or the Escrow Agreement. Each of the parties hereto consents thereto, and waives any conflict of interest arising therefrom, and each such party shall cause any Affiliate thereof to consent to waive any conflict of interest arising from such representation. Each of the parties hereto acknowledges that such consent and waiver is voluntary, that it has been carefully considered, and that the parties have consulted with counsel or have been advised they should do so in this connection. Communications between the Company and the Firm will become the property of the Securityholders’ Representative and the Company Securityholders following closing and will not be disclosed to Acquiror without the consent of the Securityholders’ Representative.

10.12  Attorney-Client Privilege. Notwithstanding the Merger, Acquiror and the Company agree that neither the Company nor Acquiror shall have the right to assert the attorney-client privilege as to pre-closing and post-closing communications between the Company Securityholders or the Company (for the Company, only with respect to pre-Closing communications), on one hand, and its counsel, the Firm, on the other hand, to the extent that the privileged communications relate to this Agreement or any of the ancillary agreements or to the transactions contemplated hereby. The parties agree that only the Company Securityholders shall be entitled to assert or waive such attorney-client privilege in connection with such communications following the Closing. The files generated and maintained by the Firm as a result of the Firm’s representation of the Company in connection with this Agreement or any of the ancillary agreements or any of the transactions contemplated hereby shall be and become the exclusive property of the Company Securityholders and shall be segregated from the Firm’s files related to all other elements of its representation of the Company prior to the Closing (which shall remain the property of the Company). The attorney-client privilege may be waived on behalf of the Company Securityholders only by the Securityholders’ Representative. The foregoing shall not extend to (i) any communication unrelated to this Agreement, any of the ancillary agreements or the transactions contemplated hereby, (ii) communications between the Company Securityholders or the Company, on the one hand, and any Person other than the Firm, on the other hand, or (iii) any post-Closing communications between the Company and the Firm or any other legal counsel.

[Signature Page Next]

IN WITNESS WHEREOF, Acquiror, Merger Sub and the Company have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

MESA LABORATORIES, INC.

By:	/s/ Gary M. Owens
Name: Gary M. Owens
Title: President and Chief Executive Officer

SKY BEARER CORP.

By:	/s/ Gary M. Owens
Name: Gary M. Owens
Title: President

AGENA BIOSCIENCE, INC.

By:	/s/ Peter Dansky
Name: Peter Dansky
Title: Chief Executive Officer

APPOINTMENT AND DUTIES ACCEPTED AND AGREED:

SECURITYHOLDERS’ REPRESENTATIVE TELEGRAPH HILL PARTHERS MANAGEMENT COMPANY, LLC

(solely in its capacity as the Securityholders’

Representative)

By:           /s/ Alexander Cohen Herzick

Name: Alexander Cohen Herzick

Title: Partner

EXHIBIT A

DEFINITIONS

“Accounting Principles” means the accounting methods, practices, principles, policies and procedures, with consistent classifications, accounts, naming conventions of accounts, judgments and valuation and estimation methodologies consistent with the preparation of the Financial Statements for the calendar year ended December 31, 2020.

“Acquiror” has the meaning given to it in the Preamble.

“Acquiror Indemnified Person” or “Acquiror Indemnified Persons” has the meaning given to them in Section 9.2.

“Actual Cash” has the meaning given to it in Section 2.5(a).

“Actual Working Capital” has the meaning given to it in Section 2.5(a).

“Adjustment Documents” has the meaning given to it in Section 2.5(a).

“Adjustment Escrow Account” means the account designated by the Escrow Agent to hold the Adjustment Escrow Amount in accordance with the terms of this Agreement and the Escrow Agreement.

“Adjustment Escrow Amount” means $1,000,000.

“Affiliate” means, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person.

“Aggregate Exercise Amount” means the amount represented by the aggregate exercise prices of all In-the-Money Company Options and Company Warrants outstanding and exercisable immediately prior to the Effective Time, which aggregate exercise price for each such In-the-Money Company Option or Company Warrant shall be equal to the product of (a) the number of shares of Company Capital Stock represented by such In-the-Money Company Option or Company Warrant, as applicable, multiplied by (b) the exercise price per share for such In-the-Money Company Option or Company Warrant, as applicable, and which amounts shall have been used in computing the Company Option-Based Merger Consideration pursuant to Section 2.1(b)(ii) and the Company Warrant Consideration pursuant to Section 2.1(b)(iii).

“Agreement” means this Agreement and Plan of Merger as the same may be amended or supplemented from time to time in accordance with its terms.

“Agreement Date” has the meaning given to it in the Preamble.

“Anti-Corruption and Anti-Bribery Laws” means the United States’ Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, and any other applicable anti-corruption or anti-bribery legal requirements or any similar applicable legal requirements of any other jurisdiction where any of the Company or any of its Subsidiaries operates or does business.

A-1

“Antitrust Law” means HSR Act, the Sherman Antitrust Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the Federal Trade Commission Act of 1914, as amended, and any other Legal Requirement that is designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade, or substantial lessening of competition.

“Basket” has the meaning set forth in Section 9.4(d).

“Business Day” means any day other than Saturday, Sunday, or a day on which the Federal Reserve Bank of New York are permitted or required by any Legal Requirement to closed for the conduct of regular banking business.

“Capital Stock” means the Common Stock and the Preferred Stock.

“Cash” shall mean all cash and cash equivalents (including marketable securities) of the Company, in each case determined in accordance with GAAP applied in a manner consistent with the Accounting Principles.

“Cash Consideration” has the meaning given to it in this Exhibit A under the definition “Merger Consideration.”

“Certificate of Merger” has the meaning given to it in Section 1.2

“Certificates” has the meaning given to it in Section 2.2(a)(i).

“Claim Notice” has the meaning given to it in Section 9.5(a).

“Claim Objection” has the meaning given to it in Section 9.5(b).

“Claimed Amount” has the meaning given to in Section 9.5(a)(ii).

“Closing” has the meaning given to it in Section 1.2.

“Closing Date” has the meaning given to it in Section 1.2.

“Closing Expenses Certificate” means a certificate executed by the Chief Executive Officer or Chief Financial Officer of the Company, certifying the amount of Transaction Expenses not paid immediately prior to the Effective Time (including an itemized list of each such Transaction Expense, invoices therefor and wire instructions for the payment thereof).

“Closing Merger Consideration” means (a) the Merger Consideration, minus (b) the Adjustment Escrow Amount and the Indemnity Escrow Amount, minus (c) the Reserve Amount.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Collateral Source” has the meaning given to it in Section 9.4(a).

“Common Stock” has the meaning given to it in Section 3.3

“Company” has the meaning given to it in the Preamble.

“Company Certificate of Incorporation” means the Sixth Amended and Restated Certificate of Incorporation of the Company as currently on file with the Delaware Secretary of State.

“Company Authorizations” has the meaning given to it in Section 3.10.

“Company Balance Sheet” has the meaning given to it in Section 3.5.

“Company Balance Sheet Date” has the meaning given to it in Section 3.6.

“Company Board” has the meaning given to in Recital A.

“Company Capital Stock” means (a) the Company Common Stock and (b) the Company Preferred Stock.

“Company Cash” means an amount equal to the Company’s and its Subsidiaries’ total cash, cash equivalents and marketable securities.

“Company Common Stock” means the Common Stock, par value $0.0001 per share, of the Company.

“Company Disclosure Schedule” has the meaning given to it in Article III.

“Company Employee Options” means the Company Options held by Persons who were employees of the Company at the time of grant of such Company Options.

“Company Employee Plan” has the meaning given to it in Section 3.16(a).

“Company Equity Plan” means the Company 2014 Equity Incentive Plan, as amended.

“Company Indebtedness Certificate” means a certificate executed by the Chief Executive Officer or Chief Financial Officer of the Company, certifying on behalf of the Company and the Subsidiaries an itemized list of all outstanding Indebtedness immediately prior to the Effective Time and the Person to whom such outstanding Indebtedness is owed and an aggregate total of such outstanding Indebtedness together with customary payoff letters in commercially reasonable form relating thereto (including provisions that permit Company to file UCC-3 or other lien or security interest termination statements itself if lender or creditor does not promptly do it) from the applicable lenders or creditors which will set forth the principal amount of the obligation, any prepayment premiums or fees or termination fees with respect thereto, any accrued interest thereon and any expense reimbursement or other amounts due in respect thereof, will provide wire instructions, and will provide for the release of, or authorize the Company to release, all Encumbrances associated with such Indebtedness and the termination of all other obligations associated therewith upon the payment of such outstanding amounts.

“Company Intellectual Property” has the meaning given to it in Section 3.13(a).

“Company Net Working Capital” means an amount equal to the difference of Current Assets minus Current Liabilities. By way of illustration, a calculation of Company Net Working Capital as of June 30, 2021 is set forth on Schedule 1.1 hereto. For purposes hereof, “Current Assets” means those current assets of the Company that are included in the line item categories of current assets specifically identified on Schedule 1.1 (which, for clarity, shall not include any Cash), in each case calculated in accordance with the Accounting Principles. For purposes hereof, “Current Liabilities” means those current liabilities of the Company that are included in the line item categories of current liabilities specifically identified in Schedule 1.1 (which, for clarity, and not withstanding anything to the contrary set forth herein, shall not include (i) any Transaction Expenses or (ii) any Indebtedness), in each case calculated in accordance with the Accounting Principles.

“Company Net Working Capital Target” means $13,892,322.

“Company Non-Employee Options” means the Company Options held by Persons who were not employees of the Company at the time of grant of such Company Options.

“Company Optionholders” means the holders of Company Options.

“Company Option-Based Merger Consideration” has the meaning given to it in Section 2.1(b)(ii).

“Company Options” means options to purchase shares of Company Common Stock, other than Company Warrants.

“Company Preferred Stock” means the Series A Preferred Stock.

“Company Securityholders” means (a) the Company Stockholders, (b) the Company Optionholders and (c) the Company Warrantholders, collectively.

“Company Stockholders” means the holders of shares of outstanding Company Capital Stock.

“Company Warrant Consideration” has the meaning given to it in Section 2.1(b)(iii).

“Company Warrantholders” means the holders of the Company Warrants.

“Company Warrants” means warrants to purchase shares of Company Capital Stock.

“Confidentiality Agreement” has the meaning given to it in Section 6.1(a).

“Consent” or “Consents” means any consent, waiver, approval, authorization, exemption, registration or declaration.

“Consent Certificate” means a certificate executed by the Chief Executive Officer certifying, in his capacity as such, that the Executed Written Consent constitutes the Requisite Stockholder Approval.

“Continuing Employees” means the employees of the Company who remain employees of the Surviving Corporation or become employees of Acquiror immediately following the Effective Time.

“Contract” means any written contract, agreement, instrument, license, commitment, undertaking or arrangement.

“Current Assets” has the meaning given to such term in the definition of “Company Net Working Capital”.

“Current Liabilities” has the meaning given to such term in the definition of “Company Net Working Capital”.

“Damages” means all reasonable out-of-pocket costs or damages, arising from claims actions, causes of action, judgments or awards, but specifically excluding punitive, remote, or speculative damages (except to the extent that any such excluded punitive damages are actually awarded to and paid to a third party as part of an indemnifiable Third Party Claim).

“Delaware Courts” has the meaning given to it in Section 10.7.

“Delaware Law” means the Delaware General Corporation Law, as amended from time to time.

“Delivery Date” has the meaning given to it in Section 2.5(a).

“Dissenting Shares” mean any shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal or dissenter rights have been perfected in accordance with Delaware Law or other applicable Legal Requirements in connection with the Merger.

“Effective Time” has the meaning given to it in Section 1.2.

“Encumbrance” means, with respect to any asset, any mortgage, deed of trust, lien, pledge, or charge, except for restrictions on transfer generally arising under any applicable federal or state or foreign securities laws.

“Environmental Claim” means any claim, action, cause of action, investigation or notice (written or oral) by any Person alleging potential liability (including potential liability for investigatory costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (a) the presence, Release or threatened Release of any Hazardous Materials, or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

“Environmental Laws” mean any federal, state, local and common Legal Requirements, ordinances, codes, regulations, rules and orders relating to pollution or protection of human health or the environment, including without limitation, laws relating to the exposure to, or Releases or threatened Releases of, Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Materials and all laws and regulations with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” is any entity that is considered a single employer with the Company under Sections 414 (b), (c), (m), or (o) of the Code.

“Indemnity Escrow Account” means the account designated by the Escrow Agent to hold the Indemnity Escrow Amount in accordance with the terms of this Agreement and the Escrow Agreement.

“Escrow Agent” means PNC Bank.

“Escrow Agreement” has the meaning given to it in Section 1.4(a)(ii).

“Escrow Participant” means (a) the Company Stockholders, and (b) the Company Warrantholders, collectively.

“Escrow Participant Pro Rata Share” means with respect to each Escrow Participant, the percentage represented by the quotient of (i) the amount of Closing Merger Consideration payable to such Escrow Participant divided by (ii) the aggregate amount of Closing Merger Consideration payable to all Escrow Participants.

“Estimated Balance Sheet” has the meaning given to it in Section 2.4(a).

“Estimated Cash” has the meaning given to it in Section 2.4(a).

“Estimated Net Working Capital” has the meaning given to it in Section 2.4(a).

“Executed Written Consent” has the meaning given to it in Section 5.3(a).

“Export Control Laws” means (i) all U.S. import and export Laws (including those Laws under the authority of U.S. Departments of Commerce (Bureau of Industry and Security) codified at 15 CFR, Parts 700-799; Homeland Security (Customs and Border Protection) codified at 19 CFR, Parts 1-199; State (Directorate of Defense Trade Controls) codified at 22 CFR, Parts 103, 120-130; and Treasury (Office of Foreign Assets Control) codified at 31 CFR, Parts 500-599) and (ii) all comparable Laws outside the United States applicable in the jurisdictions in which the Company and the Subsidiaries conducts business.

“Escrow Participant Total Stock” means the sum, without duplication, of (i) the aggregate number of shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock to be cancelled pursuant to Section 2.1(a)), plus (ii) the aggregate number of shares of Company Preferred Stock that are issued and outstanding immediately prior to the Effective Time on an as-converted to Company Common Stock basis in accordance with the Company Certificate of Incorporation (other than shares of Company Common Stock to be cancelled pursuant to Section 2.1(a)), plus (iii) the aggregate number of shares of Company Capital Stock issuable upon the exercise of Company Warrants that are issued, outstanding and exercisable immediately prior to the Effective Time on an as-converted to Company Common Stock basis.

“Facilities” mean all buildings and improvements on the Property.

“Final Adjustment Statement” has the meaning given to it in Section 2.5(c).

“Final Balance Sheet” has the meaning given to it in Section 2.5(a).

“Financial Statements” has the meaning given to it in Section 3.5.

“Firm” has the meaning given to it in Section 10.11.

“Fraud” shall mean a claim for common law fraud with a specific intent to deceive based on a representation or warranty contained in this Agreement; provided that, at the time such representation or warranty was made (a) such representation or warranty was inaccurate, (b) the Person making such representation or warranty had knowledge of the inaccuracy of such representation or warranty, and (c) the other party acted in reliance on such inaccurate representation or warranty and suffered any Damage as a result of such inaccuracy. For clarity, the term “Fraud” shall exclude any reckless or negligent fraud.

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” means any national, supra-national, federal, state, municipal, local or foreign government, or any court, tribunal, arbitrator, administrative agency, commission or other governmental or quasi-Governmental Entity or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental body exercising any regulatory or other governmental or quasi-Governmental Entity.

“Hazardous Materials” mean any toxic or hazardous substance, material or waste or any pollutant or contaminant, or infectious or radioactive substance, material or waste defined in or regulated under any Environmental Laws.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“In-the-Money Company Option” has the meaning given to it in Section 2.1(b)(ii).

“Indebtedness” means (i) all indebtedness of the Company or any Subsidiary for borrowed money (other than trade debt incurred in the ordinary course of business consistent with past practices), (ii) all long term debt obligations of the Company or any Subsidiary evidenced by notes, bonds, debentures or similar instruments and (iii) issued or assumed as the deferred purchase price of assets or securities, contingent or otherwise (including “earn-outs” and “seller notes” payable). Indebtedness of the Company or Subsidiary shall include the Indebtedness of any other entity (including any partnership in which the Company is a general partner) to the extent the Company or Subsidiary is liable therefor as a result of its ownership interest in such entity, except to the extent the terms of such Indebtedness provide that it is not liable therefor, but shall exclude any liability for Taxes. Notwithstanding anything herein to the contrary, “Indebtedness” shall expressly exclude any Transaction Expense, and any amounts reflected in the calculation of Company Net Working Capital.

“Indemnified Person” and “Indemnified Persons” mean any Person making a claim for indemnification pursuant to Section 9.2 or 9.3.

“Indemnifying Person” and “Indemnifying Persons” mean any Person from whom indemnification is sought pursuant to Section 9.2 or 9.3.

“Indemnity Escrow Account” means the account designated by the Escrow Agent to hold the Indemnity Escrow Amount in accordance with the terms of this Agreement and the Escrow Agreement.

“Indemnity Escrow Amount” means $3,000,000.

“Indemnity Termination Date” has the meaning given to it in Section 9.1.

“Independent Accounting Firm” means Grant Thornton LLP or such other independent accounting firm of national reputation as may be mutually acceptable to the Securityholders’ Representative and Acquiror.

“Intellectual Property” means all issued patents, patent applications, trademarks and service marks (registered or unregistered), trade names, domain names, copyrights, trade dress, logos, slogans, designs, trade secrets, proprietary or confidential data, know-how, inventions, works of authorship, and all pending applications for and registrations of patents, trademarks, service marks and copyrights.

“knowledge of the Company”, (or similar words), means the actual knowledge of the following individuals: Peter Dansky, Terry Kinninger, Roman Haehn and Jason Halsey, after reasonable inquiry of their direct reports reasonably believed to have knowledge of such matters.

“Lease” has the meaning set forth in Section 3.12.

“Leased Real Property” has the meaning set forth in Section 3.12.

“Legal Requirements” means all United States, or foreign federal, state, national, supra-national, provincial, or local laws, constitutions, statutes, codes, rules, common law, regulations, ordinances, executive orders, decrees or edicts by a Governmental Entity having the force of law.

“Letter of Transmittal” has the meaning given to it in Section 2.2(a)(i).

“Material Adverse Effect” means any change, event, development or effect with respect to the Company that, individually or in the aggregate, (A) has a material adverse effect on the business, results of operations or financial condition of the Company, taken as a whole, or (B) materially impedes the authority of the Company to consummate the transactions contemplated by this Agreement, other than, in each case, any change, event, development or effect that results from or is related to: (i) any change in the financial, banking, currency or capital markets in the United States or any general shutdown of the United States government; (ii) any change affecting the industry in which the Company operates generally; (iii) changes in Legal Requirements, GAAP or other applicable accounting standards or the interpretations thereof; (iv) acts of God or other calamities, national or international political or social conditions, including the engagement by any country in hostilities, whether commenced before or after the date hereof, and whether or not pursuant to the declaration of a national emergency or war, or the occurrence or threatened occurrence of any military or terrorist attack; (v) any actions taken, or failures to take action, or such other changes or events, in each case, to which Acquiror has requested; (vi) the announcement or pendency of, or the taking of any action contemplated by or the compliance with the terms of, this Agreement and the other agreements contemplated hereby, including by reason of the identity of Acquiror or any communication by Acquiror regarding the plans or intentions of Acquiror with respect to the conduct of business of the Company; except in the case of clauses (i), (ii), (iii) and (iv), other than to extent such changes, events, developments or effects disproportionately impact the Company in a negative manner relative to the other companies in the industry in which the Company operates.

“Material Contract” has the meaning given to it in Section 3.18.

“Merger” has the meaning given to it in Recital A.

“Merger Consideration” means the amount (without duplication), as adjusted pursuant to Section 2.4(b) and as may be further adjusted pursuant to Section 2.6, equal to: (a) the sum of (i) $300,000,000 (the “Cash Consideration”) and (ii) the Aggregate Exercise Amount, minus (b) the sum of (i) the Transaction Expenses not paid prior to the Closing, and (ii) the amount of all outstanding Indebtedness of the Company as of the Effective Time.

“Merger Sub” has the meaning given to it in the Preamble.

“Objection Period” has the meaning given to it in Section 9.5(b).

“Option Shares” has the meaning given to it in Section 2.1(b)(ii).

“Order” has the meaning given to it in Section 6.2(f).

“Outside Date” has the meaning given to it in Section 8.1(b).

“Paying Agent” means PNC Bank.

“Paying Agent Agreement” has the meaning set forth in Section 1.4(a)(iii).

“Per Share Closing Amount” means:

(a)         in the case of each share of Company Capital Stock and each share of Company Capital Stock issuable pursuant to a Company Warrant, the amount calculated by (1) the quotient obtained by dividing (i) the Merger Consideration, by (ii) the Total Stock, minus (2) the Per Share Adjustment Escrow Amount and the Per Share Indemnity Escrow Amount (in each case assuming that the aggregate amount released from the Adjustment Escrow Amount and the Indemnity Escrow Amount, respectively, is equal to one hundred percent (100%) of the Adjustment Escrow Amount and the Indemnity Escrow Amount), minus (3) the Per Share Reserve Amount (assuming that the aggregate amount released from the Reserve Account is equal to one hundred percent (100%) of the Reserve Amount); provided, however, that for any share of Company Preferred Stock, the foregoing amount will be multiplied by the number of shares of Company Common Stock into which such share of Company Preferred Stock is convertible; and

(b)          in the case of each share of Company Common Stock issuable pursuant to an In-the-Money Company Option, the quotient obtained by dividing (i) the Merger Consideration by (ii) the Total Stock.

“Per Share Adjustment Escrow Amount” means the quotient determined by dividing (i) the aggregate amount released from the Adjustment Escrow Account for distribution to the Escrow Participants, by (ii) the Escrow Participant Total Stock; provided, however, for any share of Company Preferred Stock, the foregoing amount will be multiplied by the number of shares of Company Common Stock into which such share of Company Preferred Stock is convertible.

“Per Share Indemnity Escrow Amount” means the quotient determined by dividing (i) the aggregate amount released from the Indemnity Escrow Account for distribution to the Escrow Participants, by (ii) the Escrow Participant Total Stock; provided, however, for any share of Company Preferred Stock, the foregoing amount will be multiplied by the number of shares of Company Common Stock into which such share of Company Preferred Stock is convertible.

“Per Share Reserve Amount” means the quotient obtained by dividing (i) the aggregate amount released from the Reserve Account for distribution to the Escrow Participants, by (ii) the Escrow Participant Total Stock; provided, however, that for any share of Company Preferred Stock, the foregoing amount will be multiplied by the number of shares of Company Common Stock into which such share of Company Preferred Stock is convertible.

“Per Share Surplus Amount” means the quotient obtained by dividing (i) the aggregate excess amount distributable to the Escrow Participants in accordance with Section 2.6(a), by (ii) the Escrow Participant Total Stock; provided, however, that for any share of Company Preferred Stock, the foregoing amount will be multiplied by the number of shares of Company Common Stock into which such share of Company Preferred Stock is convertible.

“Permitted Encumbrances” means: (a) statutory liens for Taxes that are not yet due and payable or liens for Taxes being contested in good faith for which adequate reserves have been established in accordance with GAAP; (b) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable Legal Requirements; (c) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens which are not yet due and payable or if due, which are being contested in good faith by appropriate proceedings diligently pursued and for which adequate reserves have been established; (d) liens in favor of customs and revenue authorities arising as a matter of Legal Requirements to secure payments of customs duties in connection with the importation of goods; (e) any Encumbrances against the interest of the landlord or sublandlord of any Leased Real Property that are not caused by the Company and do not adversely affect the Company’s leasehold interest in, or the Company’s use of, such Leased Real Property or otherwise impair the Company’s business operations at or relating to such Leased Real Property; (f) easements, rights of way, zoning ordinances and other similar encumbrances affecting Leased Real Property as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair business operations involving such properties; and (g) such imperfections of title and non-monetary Encumbrances as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair business operations involving such properties.

“Person” means any natural person, company, corporation, limited liability company, general partnership, limited partnership, trust, proprietorship, joint venture, business organization or Governmental Entity.

“Pre-Closing Tax Period” has the meaning given to it in Section 6.8(b).

“Preferred Stock” has the meaning given to it in Section 3.3.

“Pro Rata Share” means with respect to each Company Securityholder, the percentage represented by the quotient of (i) the amount of Merger Consideration payable to such Company Securityholder divided by (ii) the aggregate amount of Merger Consideration payable to all Company Securityholders.

“Proceeding” has the meaning given to it in Section 6.2(f).

“Property” means all real property leased or owned by the Company.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface land or subsurface soils) or into or out of any Facilities or Property, including the movement of Hazardous Materials through or in the air, land, soil, surface water, groundwater, Facilities or Property.

“Required Stockholders” has the meaning given to it in Section 5.3(a).

“Requisite Stockholder Approval” means the affirmative vote or consent of (i) the holders of more than fifty percent (50%) of the voting power of the issued and outstanding shares of Common Stock and (ii) the holders of more than sixty six and two-thirds percent (66 2/3%) of the voting power of the issued and outstanding shares of Preferred Stock.

“Requisite Stockholder Approval Deadline” has the meaning given to it in Section 5.3(a).

“Reserve Account” has the meaning given to in Section 10.10(c).

“Reserve Amount” has the meaning given to in Section 10.10(c).

“Resolution Period” has the meaning given to in Section 2.5(b).

“Restraints” has the meaning given to in Section 7.1(a).

“Securities Act” means the Securities Act of 1933, as amended.

“Securityholders’ Representative” has the meaning given to it in Section 10.10(a).

“Seller Group” has the meaning given to it in Section 10.11.

“Series A Preferred Stock” means the Series A Preferred Stock, $0.0001 par value, of the Company.

“Solicitation Statement” has the meaning given to it in Section 5.3(b).

“Spreadsheet” has the meaning given to it in Section 2.7.

“Straddle Period” has the meaning given to it in Section 6.8(b).

“Subsidiary” means any corporation, association, business entity, partnership, limited liability company or other Person of which the Company, either alone or together with one or more Subsidiaries or by one or more other Subsidiaries (a) directly or indirectly owns or controls securities or other interests representing more than 50% of the voting power of such Person, or (b) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such Person’s board of directors or other governing body.

“Surviving Corporation” has the meaning given to it in Section 1.1.

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means (a) any net income, gross receipts, sales, use, ad valorem, value added, franchise, capital stock, profits, employment, excise, severance, stamp, real or personal property or other tax, duty, levy, fee or like charge of any kind whatsoever imposed by any Governmental Entity responsible for the imposition of any such tax (each, a “Tax Authority”), (b) any liability to pay amounts due pursuant to clause (a) on behalf of another Person, including any predecessor, under any contract, reimbursement or indemnity agreement, as transferee, successor or otherwise, (c) any liability of any Person, including any predecessor, to pay amounts described in clause (a) by reason of liability imposed under Treasury Regulations Section 1.1502-6 or similar provision imposing liability by reason of participation in a consolidated, combined, unitary or similar Tax Return or similar filing, and (d) any and all interest, penalties, additions to tax and additional amounts imposed in connection with or with respect to any of the foregoing amounts.

“Tax Claim” has the meaning given to it in Section 9.6(a).

“Tax Return” means any return, statement, declaration, claim for refund, report, document or form filed or required to be filed with any Tax Authority with respect to Taxes, including any amendment thereof.

“Third Party Claim” has the meaning given to it in Section 9.6(a).

“Total Stock” means the sum, without duplication, of (i) the aggregate number of shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock to be cancelled pursuant to Section 2.1(a)), plus (ii) the aggregate number of shares of Company Preferred Stock that are issued and outstanding immediately prior to the Effective Time on an as-converted to Company Common Stock basis in accordance with the Company Certificate of Incorporation (other than shares of Company Common Stock to be cancelled pursuant to Section 2.1(a)), plus (iii) the aggregate number of shares of Company Common Stock issuable upon the exercise of In-the-Money Company Options that are issued, outstanding and exercisable immediately prior to the Effective Time (or which become exercisable as a result of the consummation of the transactions contemplated hereby), plus (iv) the aggregate number of shares of Company Capital Stock issuable upon the exercise of Company Warrants that are issued, outstanding and exercisable immediately prior to the Effective Time on an as-converted to Company Common Stock basis.

“Transaction Bonus Award” has the meaning set forth in Section 5.2(h).

“Transaction Bonus Pool” has the meaning set forth in Section 5.2(h).

“Transaction Expenses” means (i) all third party fees and expenses incurred by the Company or any Subsidiaries to execute this Agreement and consummate the transactions contemplated hereby, including fees and expenses of the Company’s financial advisors, legal counsel, investment bankers, brokers, accountants and auditors, that are unpaid immediately prior to the Closing; (ii) all payment obligations of the Company or Subsidiaries that become due and payable on or substantially contemporaneously with the Closing as a result of the transactions contemplated hereunder under any employee sale bonus, change in control bonus, transaction bonus, success, stay or similar agreement or arrangement with any director or employee of the Company or Subsidiaries (including under the Transaction Bonus Plan and the Transaction Bonus Awards granted thereunder, but excluding any “double trigger” severance or similar payments or obligations provided under any employment agreements, service agreements, or similar agreements that become payable following the Closing); (iii) $254,391 for certain severance costs; and (iv) the employer portion of any payroll or similar Taxes attributable to any of the payments listed under (ii), and employer portion of any payroll or similar Taxes attributable to the Company Option-Based Merger Consideration; provided, however, that any payments, costs, fees and expenses in respect of the Escrow Agreement and the Paying Agent Agreement shall be the obligation of Acquiror and shall not be considered a “Transaction Expense.””

“Transfer Taxes” has the meaning given to it in Section 6.8(a).

“Warrant Shares” has the meaning given to it in Section 2.1(b)(iii).